UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR

[**X**] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

ZENA CAPITAL CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street, #640, Vancouver, British Columbia, Canada V6C 2T7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 3,667,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 53

ZENA CAPITAL CORP.

FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

Zena Capital Corp. is organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "Zena", "we," "our" and "us" refer to Zena Capital Corp. (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. Our telephone number is 604-689-0188.

BUSINESS OF ZENA CAPITAL CORP.

Zena Capital Corp. (the "Company") is a mineral exploration company. Its main focus is on property acquisition and exploration/development. The Company has earned a 30% option interest in the Rock Creek Project, an exploration/development property in southern British Columbia; additional property expenditures during 2004-2005 are expected to lead to 100% ownership.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites; however the Company is in the process of developing a commercial site. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an "exploration-stage company".

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, "Information on the Company" and ITEM #5, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

GLOSSARY

"*adit*" A horizontal or nearly horizontal tunnel made for exploration or mining.

"*alteration zones*" Portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

"*anomalies*" Ddeviations from uniformity or regularity in geophysical or geochemical quantities.

"*anomalous values*" Results of geophysical or geochemical testing which deviate from the expected or calculated value.

"*anarchist*" A name of the group of rocks in the Rock Creek area.

"*andesite*" A fine-grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

"*archean*" Rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

"*argillite*" A type of rock that is composed of grains of minerals and rock.

"*barite*" Sedimentary-hosted, stratiform or lens-shaped barite bodies, that may reach over ten meters in thickness and several kilometers in strike length. Bariterich rocks (baritites) are commonly lateral distal equivalents of shale-hosted Pb-Zn (SEDEX) deposits. Some barite deposits are not associated with shalehosted Zn-Pb deposits. AGE OF MINERALIZATION: Deposits are hosted by rocks of Archean to Mesozoic ages but are most common in rocks of Phanerozoic, especially in the mid to late Paleozoic age. HOST/ASSOCIATED ROCK TYPES: Major rock types hosting barite are carbonaceous and siliceous shales, siltstones, cherts, argillites, turbidites, sandstones, dolomites and limestones. DEPOSIT FORM: Stratiform or lensshaped deposits are commonly meters thick, but their thickness may exceed 50 meters. Their lateral extent may be over several square kilometers.

"*batholith*" A large cohesive rock that has been intruded into the country rock as a rock melted and solidified.

"*bedrock conductors*" portions of consolidated earth material that offers a low resistance to the passage of an electric current.

"*breccia*" Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

"*chert*" A type of rock that consists of silica and is deposited on the sea floor.

"*claims*" An area on the surface of the ground that is owned by the registered owner listed at the Department of Mineral Titles. The area is composed of one or more units. A unit is 500 meters by 500 meters.

"*conglomerate*" A type of rock that contains small and large blocks of rock similar to boulders in a streambed.

"*cut-off grade*" the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

"*deposit*" A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

"*diamond drill holes*" A drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

"*differentiated*" A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

"*drive*" A mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

"*dyke*" An igneous mass injected into a fissure in rock.

"*electromagnetic*" Of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

"*fault*" An area where the ground has broken and the two sides have moved during an earthquake.

"*feasibility study*" A definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing

"*geochemistry*" The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

"*geo-chemical sampling*" A mineral exploration method whereby samples of soil, stream sediments, rocks, et.al. are collected in a systematic way and analyzed for a suite of elements.

"*geological resources*" Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

"*geophysical*" relating to the physical properties, e.g. magnetic, seismic, et.al. of the earth and rock materials.

"*grade*" the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

"*granodiorite*" A type of intrusive rock.

"*graphite*" A mineral composed of carbon.

"*grid*" a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

"*ground magnetic survey*" a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The gm survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

"*hectare*" A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

"*indicated resource*" That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

"*inferred resource*" That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

"*in-situ-resource*" A tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

"*induced polarization (IP)*" A geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

"*IP survey*" Systematic completion of IP on a grid over the area of interest.

"*intrusive*" Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

"*limestone*" A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

"lode"- A tabular or vein-like deposit of valuable minerals between well defined walls of rock.

"*magnetic*" having the property of attracting iron or steel, like a magnet.

"*measured resource*" That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

"*metamorphic rock*" A rock that has been changed from its original form during a heating and pressure process.

"*mineralization*" Usually implies minerals of value occurring in rocks.

"net smelter return" (NSR) A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

"*outcrop*" An exposure of rock at the earth's surface.

"*permo-triassic*" An age in geologic time.

"*ppb*" Parts per billion.

"*ppm*" Parts per million.

"probable reserves" Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"*proven reserves*" Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

"*quartzite*"   Re-crystallized sandstone or other siliceous, arenaceous rock with intergrown, interlocking quartz grains. Quartzite is very hard, usually massive and should be free of rounded sand grains.

"*reserve*"   That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

"*reverse circulation drilling*"   A type of rotary drilling that uses a double- walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

"*reverse circulation holes*"   A drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

"*sedimentary*"   A rock formed from cemented or compacted sediments.

"*ton*"   Short ton (2,000 pounds).

"*tonne*"   Metric tonne (1,000 kilograms).

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To		Multiply By
Feet	Meters		0.305
Meters	Feet		3.281
Miles	Kilometers		1.609
Kilometers	Miles		0.621
Acres	Hectares		0.405
Hectares	Acres		2.471
Grams	Ounces (troy)		0.032
Ounces (troy)	Grams		31.103
Tonnes	Short tons		1.102
Short tons	Tonnes		0.907
Grams per tonne	Ounces (troy)	Grams	0.029
Ounces (troy) per tonne	per tonne		34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists as of 5/31/2004 the names of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
Terry M. Amisano (1)(2)(3)	48	February 2000
Alan Crawford (1)(2)(3)	49	February 2003
Kevin R. Hanson (1)(2)(3)	47	February 2000

(1) Member of Audit Committee.
(2) Resident/Citizen of British Columbia, Canada.
(3) All business addresses: c/o Zena Capital Corp.
                              750 Pender Street #604
                              Vancouver, British Columbia, Canada V6C 2T7

1.A.2. Senior Management
Table No. 2 lists, as of 5/31/2004, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name	Position	Age	Date of First Appointment
Terry M. Amisano (1)(3)	President/CEO	48	February 2000
Roy Brown (2)(3)	CFO/Secretary	60	April 2004

(1) He spends about 10% of his time on the affairs of the Company.
(2) He spends about 20% of his time on the affairs of the Company.
(3) All businesses addresses: c/o Zena Capital Corp.
                               750 Pender Street #604,
                               Vancouver, BC Canada V6C 2T7

Terry M. Amisano's business functions, as President/CEO of the Company, include responsibility for day-to-day operations and supervision of the Company's affairs.

Roy Brown's business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. Mr. Brown's business functions, as Corporate Secretary, include insuring the Company's compliance with all statutory and regulatory requirements.

1.B. Advisors

The Company's legal counsel are: McCullough O'Connor Irwin, Solicitors
888 Dunsmuir Street, #1100
Vancouver, British Columbia, Canada V6C 3K4
604-687-7077

The Company's bankers are: Bank of Montreal
595 Burrard Street
Vancouver, British Columbia V7X 1L7

1.C. Auditors

The Company's auditors for its financial statements for each of the preceding three years was Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended December 31st were derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data for Fiscal 2000 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data as at and for the three-month periods ended 3/31/2004 and 3/31/2003 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The Company was incorporated 2/8/2000. The Company completed its initial public offering in March 2001. The Company acquired its Rock Creek Barite Project pursuant to an Option Agreement dated 9/24/2003 (amended 11/29/2003 and 4/7/2004). A private placement of 1,333,333 units of common stock and warrants was completed in April 2004, raising $300,000.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Unaudited Three Months Ended		Audited			
	3/31/2004	3/31/2003	Year Ended 12/31/2003	Year Ended 12/31/2002	Year Ended 12/31/2001	Period Ended 12/31/2000
CANADIAN GAAP						
Sales Revenue	$0	$0	$0	$0	$0	$0
Loss From Operations	($31)	($17)	($74)	($56)	($38)	($1)
Loss for the Period	($31)	($17)	($76)	($54)	($28)	($1)
Basic Loss per Share	($0.01)	($0.01)	($0.05)	($0.04)	($0.03)	($0.00)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	3668	3668	3668	1415	915	1
Period-end Shares O/S	3668	3668	3668	3668	3668	2250
Working Capital	$307		$162	$245	$145	$145
Mineral Properties	130		106	0	0	0
Long-Term Debt, etc.	0		0	0	0	0
Capital Stock	628		328	328	169	169
Shareholders' Equity	438		269	245	168	168
Total Assets	456		292	258	182	182
US GAAP						
Net Loss	($55)	($17)	($183)	($54)	($28)	
Loss per Share	($0.01)	($0.01)	($0.05)	($0.04)	($0.03)	
Wtg. Avg. Shares (000)	3667	1415	3668	1415	915	
Mineral Properties	$0		$0	$0	$0	
Shareholders' Equity	$307		$162	$245		
Total Assets	$326		$185	$258		

(1) USGAAP Cumulative Net Loss since incorporation through 3/31/2004 was ($320,531).
(2) a) Under US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.
     b) Under US GAAP, contingently cancelable common shares (2,252,000 for the Three Months Ended 3/31/2004 and Fiscal 2003/2002/2001) are excluded from the calculation of weighted average number of shares.

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the four most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods. The data for the Three Months Ended 3/31/2004 and 3/31/2003 is provided; the data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2004		1.40	1.36	1.37
April 2004		1.37	1.31	1.37
March 2004		1.35	1.31	1.31
February 2004		1.34	1.30	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.29	1.29
Three Months Ended 3/31/2004	1.33	1.35	1.27	1.31
Three Months Ended 3/31/2003	1.50	1.58	1.47	1.53
Fiscal Year Ended 12/31/2003	1.38	1.57	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2004. Since then to 5/31/2004, the Company raised funds through a private placement of 1,333,333 units, consisting of one common shares and one warrants, raising $300,000.

Table No. 5
Capitalization and Indebtedness
March 31, 2004

Shareholders' equity:	
Common Shares, no par value;	
100,000,000 of common shares authorized	
3,667,500 common shares issued and outstanding	$327,709
Share Subscriptions	100,000
Retained Earnings (deficit)	($190,132)
Net Shareholders' Equity	$437,577
TOTAL CAPITALIZATION	$456,254

5/31/2004
Warrants Outstanding: 1,333,333
Stock Options Outstanding: 497,500
Guaranteed Debt: $nil
Secured Debt: $nil
Capital Leases: $nil

3.C. Reasons For The Offer And Use Of Proceeds
                --- No Disclosure Necessary ---

3.D.   Risk Factors

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws
The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report. Such differences may cause investors legal difficulties.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Terry Amisano; and its CFO/Corporate Secretary, Roy Brown. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors are associated with other resource companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing
Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Roy Brown, Alan Crawford, and Kevin Hanson) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices</u>
Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

<u>Low Stock Market Prices and Volume Volatility for the Company's common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value</u>
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties</u>
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004. Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<u>The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($75,927), ($54,014) and ($28,217) in Fiscal Years 2003/2002/2001. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules</u>. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.27 (low) to CDN$0.40 (high) during the period from 1/1/2003 to 12/31/2003, trading at $0.30 on 12/31/2003; the closing price of our shares on 5/31/2004 was CDN$0.30. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers</u>
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of British Columbia, Canada under the *Company Act (British Columbia)*. A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

a) the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

<u>As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act</u>
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

<u>Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company</u>
Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly
Negative Effect on the Company
The current and anticipated future operations of the Company, including further
exploration activities require permits from various Canadian Federal and State
governmental authorities. Such operations are subject to various laws
governing land use, the protection of the environment, production, exports,
taxes, labor standards, occupational health, waste disposal, toxic substances,
mine safety and other matters. The permits that the Company may require for
construction of mining facilities and conduct of mining operations must be
obtainable on reasonable terms to the Company. Unfavorable amendments to
current laws, regulations and permits governing operations and activities of
mining companies, or more stringent implementation thereof, could have a
materially adverse impact on the Company and cause increases in capital
expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting
requirements may result in enforcement actions thereunder, including orders
issued by regulatory or judicial authorities causing operations to cease or be
curtailed, and may include corrective measures requiring capital expenditures,
installation of additional equipment or remedial actions. Parties engaged in
mining operations may be required to compensate those suffering loss or damage
by reason of the mining activities and may have civil or criminal fines or
penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above
factors could force the Company to cease operations.

The Company has No Proven Reserves on the Properties in Which It Has an
Interest; without such proven reserves, the Company is unlikely to find
financing to fully exploit its properties
The properties in which the Company has an interest or the concessions in
which the Company has the right to earn an interest are in the
exploratory/development stage only and are without a known body of ore.
Properties on which mineral reserves are not found will have to be discarded
causing the Company to write each respective property off thus sustaining a
loss.

Mineral Prices May Not Support Corporate Profit
The mining industry is intensely competitive and even if commercial quantities
of mineral resources are developed, a profitable market may not exist for the
sale of same. If a profitable market does not exist the Company could have to
cease operations.

Significant Negative Effect on the Company
The expenditures to be made by the Company in the exploration of its properties
as described herein may not result in discoveries of mineralized material in
commercial quantities. Most exploration projects do not result in the discovery
of commercially mineable ore deposits.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties. The Company has earned a 30% option interest in the Rock Creek Project, a barite exploration project in British Columbia; additional property expenditures during Fiscal 2004-2005 are expected to lead to 100% ownership. During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively.

By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and Eye2buy Technology LLC (collectively "Eye2Buy"). Eye2Buy was a private Canadian company located in Vancouver, British Columbia, which had developed a proprietary software solution that enables interactive broadband and television-based communication including e-commerce. The proposed acquisition was terminated as Eye2Buy was unable to raise funds, as agreed in the Letter of Intent, and other business concerns the Company had a result of its due diligence.

From incorporation until the completion in April 2004 of its acquisition of the Rock Creek Project and a related $300,000 private placement, the Company was designated by Canadian regulatory authorities as a "capital pool company", in that the Company had yet to complete a "qualifying transaction". A qualifying transaction requires the entry into a material business venture and regulatory-defined sufficient funding to support ongoing operations, pursuant to Policy 2.4 of the TSX Venture Exchange.

The Company's executive office is located at:
 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7
 Telephone: (604) 689-0188
 Facsimile: (604) 689-9773.
 e-mail: khanson@amisanohanson.com

The Company's registered office is located at:
 1100, 888 Dunsmuir St., Vancouver, BC, Canada V6C 2T7
 Telephone: (604) 687-7077; and
 Facsimile: (604) 687-7099.

The contact person is:
  Terry M. Amisano, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "ZCC".

The Company has 100,000,000 no par common shares authorized and 100,000,000 preferred shares without par value authorized. At 12/31/2003, the end of the Company's most recent fiscal year, there were 3,667,500 common shares issued and outstanding. At 5/31/2004, there were 5,000,833 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

<u>History and Development</u>
The Company was incorporated in British Columbia under the *British Columbia Company Act* on 2/8/2000 under the name "Zena Capital Corp.".

<u>Financings</u>
The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2000:	Private Placements	2,250,000 Shares	$168,750
2001:	March 2001 Initial Public Offering	1,350,000 Shares	$202,500
	September 2001 Option Exercise	67,500 Shares	$ 10,125
2002:	Nil		
2003:	Nil		
2004 To Date:	April 2004 Private Placement	1,333,333 Units	$300,000

<u>Capital Expenditures</u>
2000: $nil
2001: $nil
2002: $nil
2003: $106,955 for the Rock Creek Barite Project
First Quarter FY2004: $23,444 for the Rock Creek Barite Project

Plan Of Operations

<u>Source of Funds for Fiscal 2004</u>
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company anticipates generating about $0.5 million in revenue during the next year. As of 12/31/2003, the Company had working capital of $161,922. Since then: the Company issued 1,333,333 units in a private placement, raising $300,000. The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2004 were preliminary.

<u>Use of Funds for Fiscal 2004</u>
During Fiscal 2004, the Company estimates that it might expend $65,000 on general/administrative expenses. During Fiscal 2004, the Company estimates that it might expend $200,000 on property acquisition/exploration/development expenses.

<u>Anticipated Changes to Facilities/Employees</u>
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW
Pursuant to an Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004), the Company has the option to acquire up to 100% of the Rock Creek Property for the exploration/development of industrial minerals. In order to acquire a 100% interest in the Mineral Rights, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program").

Phase I of the Program was completed by the Company, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company has earned a 30% interest. The drilling and related exploration work that was completed on the property confirmed the presence of substantial high-grade barite.

The Company has commenced the $200,000 Phase 2 exploration/development program. Phase 2 includes exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of Phase III, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Rock Creek Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase III commencing for $400,000. After commencement of Phase 3, the purchase price of the 20% is subject to independent valuation.

The Company in the process of developing this property and is in the process of construction of a 50-ton-per-day grinding mill operation for the completion of production and test marketing of barite powder. The mill is expected to be completed during Summer 2004. In this regard, the Company has secured an initial wholesale sales agreement for the sale of its barite production for a one-year term with a three-year option.

Barite, the primary industrial mineral on the Rock Creek Property, is a major component used as the weighting agent in drilling mud for the oil and gas industry's exploration and developmental drilling programs. The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the United States as there is no significant existing production available in British Columbia, Canada.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites; however, the Company is the process of developing the Rock Creek Property. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an "exploration-stage company".

United States vs. Foreign Sales/Assets
During Fiscal 2003/2002/2001, the Company generated no sales revenue.
At 12/31/2003 and 12/31/2002, all assets were located in Canada.

4.C. Organization Structure
Zena Capital Corp. (the "Company") was incorporated on 2/8/2000 in the Province of British Columbia, Canada. The Company has one wholly-owned subsidiary: Rock Creek Minerals Inc., incorporated on 3/5/2003 as "665212 BC LTD." in the Province of British Columbia, Canada; the name was changed on 6/20/2003 to Rock Creek Barite Inc.; and the name was changed on 8/8/2003 to Rock Creek Minerals Inc.

4.D. Property, Plant and Equipment

The Company's executive offices are located in rented premises of approximately 250 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia Canada V6C 2T7. The Company began occupying these facilities in February 2000. Monthly rent is $750, with an additional $500 a month for equipment rent.

Figure No.1
Mineral Property Map



Kelowna
Penticton
Kettle River
N
40 km
3
Rock Creek
Osoyoos
British Columbia
N
500 km
Rock Creek Barite Project
Vancouver
G. J. WALTON

Rock Creek Project
British Columbia, Canada
Barite Exploration

Acquisition Details

Pursuant to a letter of intent signed on 5/6/2003 and executed 5/23/2003 (amended 8/23/2003) and formal Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004) with Byard MacLean of Vancouver, British Columbia (the "Vendor"), the Company has the option to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals, including barite (the "Mineral Rights") located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Rock Creek Barite Property"). The 100% interest is subject to a 20% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production. The Company and Byard MacLean are arm length parties. In order to acquire a 100% interest in the Mineral Rights, the Company must spend $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program").

22

Phase One (completed) required $30,000 on property expenditures and a $10,000 payment and earned the Company a 30% interest. Phase Two requires up to $200,000 of expenditures to earn an additional 20%; Phase Three requires up to a further $550,000 of expenditures to earn the final 50%.

Should the Company not complete Phase Two and Phase Three, its interest will be converted to a 30% Net Profit Royalty, with further dilution if expenditures are made by the other interest holders. Completion of Phase Two and Phase Three is subject to qualified engineering reports and regulatory approval. The Company can purchase the 20% Net Profit Royalty, after completion of Phase Two but prior to Phase Three commencement for $400,000.

Under the terms of the agreement, the vendor will be appointed as operator at a retainer prior to a Production Notice of $5,000 per month and was granted 50,000 share purchase options by the Company.

Property Description/Location/Access
The property consists of 12 claims that are all in good standing as per the mineral titles office available on the Internet. The claims are located on the Mineral Title map sheet number 82E005. The center of the claims occurs at Latitude 490 01' 45" North and Longitude 1190 07' 00" West.

The work completed in the due diligence phase of the program will be required to be filed to record more work on the property and move the expiry date forward. Sufficient work was completed in 2003 to extend the expiry dates to 10/14/2004 on the Claims.

There is a 500-meter area of influence around the claims where any ground staked by any of the parties to the Option Agreement is required to add the claims to the Option Agreement.

The area consists of rolling hills with grassy pastures, conifers at the upper sections with crops of hay at lower elevations. The elevation ranges from 671 meters above sea level in the Kettle River valley to 1362 meters above sea level in the Anarchist Mountains. The property is primarily in the mountaintops in rolling hills of conifers with hay fields on the route into the property.

The area has very good infrastructure with provincial Highway 3 passing just north of the property. Airport access is available from Penticton, located 100 kilometers to the west and Castlegar 170 kilometers to the east. Ground access is obtained from Highway 3 to the Rock Mountain-Bridesville road at Bridesville, where you continue for seven kilometers east to a farm access road and then travel a further two kilometers to the property. The Rock Creek – Bridesville road is 36 kilometers from the intersection of Highway 3 and the Kelowna road in Osoyoos at the Husky station.

The property is dissected with roads from old logging operations. The landowners in the area typically do selective logging and as a result have put in a large number of roads. There is an old railway bed that can be refurbished so that the barite could be hauled to Rock Creek for bagging and shipping.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the Three Months Ended 3/31/2004, Three Months Ended 3/31/2003, and the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company's principal business is the exploration and development of resource properties. The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics, geo-chemical, surveying, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

There are no known proven reserves of minerals on the Company's properties. The Company does not have any commercially producing mines or sites; however, the Company is in the process of developing a commercial site. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an "exploration-stage company".

Operating Results

Fiscal 2004-to-Date versus Three Months Ended 3/31/2003
Effective 4/2/2004, the Company completed the acquisition of the Rock Creek Barite Project and a related $300,000 private placement, its "qualifying transaction". These steps completed the Company's transition from being a "capital pool company" to an operating company involved in exploration/development of its natural resource property. An adjunct to these accomplishments was the re-initiation of common shares trading on the TSX Venture Exchange, suspended pending the completions.

The Company has earned a 30% option interest in the Rock Creek Barite Project, an exploration project in British Columbia; additional property expenditures during 2004-2005 are expected to lead to 100% ownership. During the three months ended 3/31/2004, the Company expended $nil and $23,444, on property acquisition and property exploration, respectively.

Administration costs tripled to $31,784 (versus $11,680) in the first three months of Fiscal 2004. The largest component were "sponsorship costs" of $14,750 related to the Company completing its qualifying transaction and change in status of listing on the TSX Stock Exchange. "Accounting/audit/legal fees" were $5,534 (versus $3,410). "Filing fees' were $4,550 (versus $2,942).

The Net Loss increased to ($31,300) from ($16,932). Net Loss Per Shares was ($0.01) versus ($0.01).

Fiscal 2003 Ended 12/31/2003 versus Fiscal 2002 and Fiscal 2001
The Company continued to move forward on its acquisition of the Rock Creek Barite Project and a related financing, completed in April 2004. During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively.

Fiscal 2003 administration costs rose 33% to $74,388, generally related to increased corporate activity including the acquisition of the Rock Creek Barite Project and a pending financing. The largest component of operating expenses were filing fees of $13,142, primarily to the TSX Venture Exchange related to completion of the acquisition/financing/trading. Office/ miscellaneous expenses were substantially unchanged at $9,670 and rent was unchanged at $9,000. The Company incurred a sponsorship cost of $7,500 related to final payment for the intial TSX Stock Exchange listing. Other Items included: project investigation costs of $5,680 related to possible acquisition of technology; interest income was $4,141, down from last year's $7,885 because of lower interest rates and fewer funds to invest. The Net Loss increased to ($75,927) from ($54,014). Net Loss Per Shares was ($0.05) versus ($0.04).

Fiscal 2002 administration costs rose 46% to $55,899. The largest component were accounting, audit and legal fees of $24,321, increased 41% from Fiscal 2001, because of increase corporate activity. The second largest: office/miscellaneous expenses of $9,426, increased 33% from last year because of increase corporate activity and rent increased to $9,000 from $7,125. Other items included: interest income of $7,885 and a write-down of the promissory note related to the terminated attempt to acquire Eye2Buy. The Net Loss increased to ($54,014) from ($28,217). Net Loss Per Shares was ($0.04) versus ($0.03).

Fiscal 2001 administration costs were $38,211, the Company's first full year of operation. Expenses related to accounting, audit and legal fees of $17,274 were 45% of the total; office/miscellaneous/rent consumed $14,250 or 37% of the total. Expenses related to the IPO in February 2001 and the April 2001 listing on the TSX Venture Exchange were the other significant factor. Interest income was $9,994. The Net Loss was ($28,217). Net Loss Per Share was ($0.03).

Liquidity and Capital Resources

Critical Accounting Policies
Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the excluding of contingently cancelable (and escrowed) common shares from the calculation of weighted average number of shares. During the year ended 12/31/2003, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Fiscal 2004 To Date
During April 2004, the Company awarded 225,000 stock options at prices ranging from $0.225 per share to $0.30 per share, which included 75,000 to a director of the Company. These options were awarded pursuant to the Company's stock option plan which received approval from the Company's shareholders at the Company's last annual general meeting held 6/30/2003 and has been approved by the TSX Venture Exchange.

During April 2004, the Company completed a private placement of 1,333,333 units at $0.225 per unit. Each unit consisted of one common share and one share purchase warrant. One Warrant entitles the holder to buy an additional common share for two years at a price of $0.45 per share. 444,444 of units were flow-through units with each flow-through unit consisting of one flow-through common share and one warrant. No finder's fee was paid. All securities issued pursuant to this private placement are subject to a TSX Stock Exchange four-month hold period, including the common shares issuable pursuant to the warrants. During May 2004, 1,022,222 of the warrants were re-priced to an exercise price of $0.30; the balance of 311,112 warrants which were not re-priced, represent a portion held by insiders of the Company.

During April 2004, the Company received TSX Venture Exchange approval regarding its acquisition of the Rock Creek Project, pursuant to an Option Agreement executed on 9/24/2003 (amended 11/29/2003 and 4/7/2004). To acquire a 100% interest, the Company must spend $790,000 on a three-phase program of exploration, development and equipment purchases. During the three months ended 3/31/2004, the Company expended $nil and $23,444, on property acquisition and property exploration, respectively. The Company had earned a 30% interest effective Fiscal 2003.

Cash Used by Three Months Ended 3/31/2004 Operating Activities totaled ($25,217) including the ($31,300) Net Loss; significant adjustments included $6,083 in net changes in non-cash working capital items. Cash Used in Investing Activities was ($23,444), primarily for acquisition/exploration of the Rock Creek Barite Project. Cash Provided by Financing Activities was $200,000 from subscriptions received in advance of the April 2004 offering.

Fiscal 2003 Ended 12/31/2003 and Fiscal 2002
The Company had working capital of $161,922 on 12/31/2003.
The Company had working capital of $244,804 on 12/31/2002.
The Company had working capital of $299,818 on 12/31/2001.

The Company continued to move forward on its acquisition of the Rock Creek Barite Project and a related $300,000 financing, completed in April 2004; the Company had received $100,000 in share subscriptions pursuant to this private placement during Fiscal 2003. The acquisition of the industrial minerals exploration/development property was initiated in May 2003 with a Letter of Intent followed up by an Option Agreement in September 2003. During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively.

By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and E2buy Technology LLC (collectively "Eye2buy"). Eye2Buy was a private Canadian company located in Vancouver, British Columbia, which has developed a proprietary software solution that enables interactive broadband and television-based communication including e-commerce. The proposed acquisition was terminated as Eye2Buy was unable to raise funds, as agreed in the Letter of Intent, and other business concerns the Company had as a result of its due diligence. In connection with the proposed transaction, the Company advanced $26,000 to Eye2buy. On termination of the letter of intent, the Company obtained a Garnishee Order and Eye2buy filed a counter claim against the Company. Pursuant to a Mutual Release and Settlement Agreement dated 4/15/2003, the Company and Eye2buy agreed to settle their claims in exchange for $20,000 to be paid to the Company from monies currently held in court pursuant to the Garnishing Order. As at 12/31/2002, the Company adjusted the carrying value to $20,000 and wrote-off $6,000.

Cash Used by Fiscal 2003 Ended 12/31/2003 Operating Activities totaled ($81,558), including the ($75,927) Net Loss; significant adjustments included ($5,631) in net changes in non-cash working capital items. Cash Used in Investing Activities was ($86,955), $106,955 for acquisition/exploration of the Rock Creek Project and offset by recovery of $20,000 from the Eye2Buy settlement. Cash Provided by Fiscal 2003 Financing Activities was $100,000, representing subscriptions received for the private placement completed in April 2004.

Cash Provided by Fiscal 2002 Ended 12/31/2002 Operating Activities totaled ($32,938) including the ($54,014) Net Loss; significant adjustments included a $6,000 write-down of the Eye2Buy receivable and $15,076 in net changes in non-cash working capital items. Cash Used in Investing Activities was ($26,000), the advance related to the proposed acquisition of Eye2Buy. Cash Provided by Fiscal 2003 Financing Activities was $nil.

5.C. Research and development, patents and licenses, etc.
5.D. Trends
5.E. Off-Balance Sheet Arrangements.
5.F. Tabular disclosure of contractual obligations.
5.G. Safe harbor.
        --- No Disclosure Necessary ---

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.   Directors and Senior Management

Table No. 6
Directors and Senior Management
May 31, 2004

Name	Position	Age	Date of First Election or Appointment
Terry M. Amisano (1)(2)	President/CEO/Director	48	February 2000
Roy Brown (3)	CFO/Secretary	60	April 2004
Alan Crawford (1)	Director	49	February 2003
Kevin R. Hanson (1)	Director	47	February 2000

(1)   Member of Audit Committee
(2)   He spends about 10% of his time on the affairs of the Company.
(3)   He spends about 20% of his time on the affairs of the Company.

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants. Mr. Amisano is also a Director of Brockton Capital Corp., which is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components; Brockton Capital Corp. is listed on the TSX Venture Exchange (voluntarily de-listed 6/15/2004).

Roy Brown, Chief Financial Officer of the Company, has over thirty years experience in the management of public companies. Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital. Mr. Brown also is a Director of New Pacific Ventures Inc., since 2001.

Alan G. Crawford, Director of the Company, is the founder and President of the Telchven Finance Group of Companies, doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987). Since December 1999, he has been an officer/director of Northern Continental Resources, a TSX Venture Exchange traded company involved in natural resource exploration. Since February 2000, he has been an officer/director of Aberdeen International Inc., a TSX Venture Exchange traded company involved in natural resource exploration. Since February 2000, he has been an officer/director of Ona International Inc., a TSX Venture Exchange traded company involved in natural resource exploration.

Kevin R. Hanson, a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998 and since 2003, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange. Mr. Hanson is also President/CEO and a Director of: Brockton Capital Corp., which is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components; Brockton Capital Corp. is listed on the TSX Venture Exchange (voluntarily de-listed on 6/15/2004).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 12/31/2003 was $nil. Refer to ITEM 7B for related party transactions.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management, and employees/consultants. Refer to ITEM #6.E., "Share Ownership" and Table #7 and #8 for information about stock options granted and outstanding.

During the most recently completed fiscal year, no stock options were exercised by or granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted or exercised during this period.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
--- No Disclosure Necessary ---

6.C. Board Practices

Pursuant to the *British Columbia Company Act*, or the Act, a majority of the Company's Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---
6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Terry Amisano, Alan Crawford, and Kevin Hanson. The Audit Committee met three times during Fiscal 2003.

6.D. Employees
As of 5/31/2004, the Company had two employees, including the Senior Management. As of 12/31/2003 and 12/31/2002, there were two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership
Table No. 7 lists, as of 5/31/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on Greg Burnett, the only other person/company where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

```
                              Table No. 7
               Shareholdings of Directors and Senior Management
                      Shareholdings of 5% Shareholders
```

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Terry Amisano (1)	1,028,472	19.6%
Common	Kevin Hanson (1)	1,028,472	19.6%
Common	Alan Crawford (2)	747,222	14.9%
Common	Greg Burnett (2)	722,222	14.4%
Common	Roy Brown (3)	12,500	0.2%
Total Directors/Management/5% Holders		**3,538,888**	**68.2%**

(1)   131,250 represent currently exercisable stock options.
      111,111 represent currently exercisable warrants.
      718,611 shares are escrowed where resale is controlled by Canadian
              regulatory authorities.
(2)   405,000 shares are escrowed where resale is controlled by Canadian
              regulatory authorities.
(3)   12,500 represent currently exercisable stock options.
              Refer to Table No. 8.
Based on 5,000,833 common shares outstanding as of 5/31/2004; and share
   purchase warrants and stock options held by each beneficial holder
   exercisable within sixty days.

<u>Stock Options</u>. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the Stock Option Plan") on 3/31/2004.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of five years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 30 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three-month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 5/31/2004, as well as the number of options granted to Directors/Senior Management and all employees as a group. Although the Company has the right to create a multi-year vesting schedule, except as noted below all existing granted stock options were vested upon granting.

Table No. 8
Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Terry Amisano	131,250	$0.15	3/16/2001	2/07/2006
Kevin Hanson	131,250	$0.15	3/16/2001	2/07/2006
Alan Crawford	75,000	$0.225	4/12/2004	4/07/2009
Roy Brown (1)	50,000	$0.30	4/12/2004	4/07/2006
Total Senior Management/Directors	387,500			
Consultant (1)	50,000	$0.30	4/07/2004	4/07/2006
Consultant	50,000	$0.225	4/12/2004	4/07/2006
Consultant	10,000	$0.15	3/16/2001	2/07/2006
Total	497,500			

(1) 12,500 options vest every three months beginning on 7/12/2004.
(2) 25,000 options vest after completion of Phase 2 and 25,000 options vest after completion of Phase 3 of the property option agreement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7, #8, #10 for additional information. 10% of the escrowed shares were released on 4/16/2004.

	Shares Owned 12/31/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001
Terry Amisano	675,000	450,000	450,000
Kevin Hanson	675,000	450,000	450,000
Alan Crawford	450,000	450,000	450,000
Gregory Burnett	450,000	450,000	450,000
Michael Weingarten	0	450,000	450,000

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 5/6/2004, the Company's shareholders' list showed 5,000,833 common shares outstanding, with 14 registered shareholders. One of these shareholders were U.S. residents, holding 266,667 common shares (representing about 5% of the issued/outstanding shares); eleven registered shareholders were resident in Canada, holding 4,111,944 common shares (82%); and two registered shareholders were resident in other countries, holding 622,222 common shares (13%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 300 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Amisano Hanson, Chartered Accountants
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Kevin Hanson and Terry Amisano are principles of Amisano Hanson, a partnership. Amisano Hanson was paid accounting fees, office/miscellaneous/rent as follows:

Expense	Fiscal 2003	Fiscal 2002	Fiscal 2001
Accounting	$8,459	$12,215	$5,800
Office and miscellaneous	9,000	9,000	7,125
Rent	9,000	9,000	7,125
	$26,459	$30,215	$20,050

Amounts Payable to Insiders
Included in accounts payable was $12,104 and $5,460 at 12/31/2003 and 12/31/2002, respectively, owing to Amisano Hanson for the services referred to above.

Other than as disclosed above, there have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:
   Fiscal 2003/2002/2001 Ended December 31st

Unaudited Interim Financial Statements
   Three Months Ended March 31, 2004

8.A.7. Legal/Arbitration Proceedings
By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and E2buy Technology LLC (collectively "Eye2buy"). In connection with the proposed transaction, the Company advanced $26,000 to Eye2buy. On termination of the letter of intent, the Company obtained a Garnishee Order and Eye2buy filed a counter claim against the Company.

Pursuant to a Mutual Release and Settlement Agreement dated 4/15/2003, the Company and Eye2buy agreed to settle their claims in exchange for $20,000 to be paid to the Company from monies currently held in court pursuant to the Garnishing Order. As at 12/31/2002, the Company adjusted the carrying value to $20,000 and wrote-off $6,000.

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the Canadian Venture Exchange in Vancouver, British Columbia, Canada, on 4/9/2001; the TSX Venture Exchange since 8/2/2001. The stock symbol is "ZCC". The CUSIP number is #98935B-10-9.

Table No. 9 lists the volume of trading and high/low/closing sales prices for the Company's common shares for the last six months, last eight fiscal quarters, and the last four fiscal year. Trading was suspended from 3/6/2003 to 4/2/2004 pending the Company's completion of its acquisition of the Rock Creek Property and related financings.


Table No. 9
TSX Venture Exchange
Common Shares Trading Activity


Period Ended	Volume	High	Canadian Low	– Sales – Dollars Closing
Monthly				
5/30/2004	4,500	$0.30	$0.29	$0.30
4/30/2003	6,000	0.30	0.29	0.29
3/31/2004	0	0.30	0.30	0.30
2/29/2004	0	0.30	0.30	0.30
1/31/2004	0	0.30	0.30	0.30
12/31/2003	0	0.30	0.30	0.30
Quarterly				
3/31/2004	0	$0.30	$0.30	$0.30
12/31/2003	0	0.30	0.30	0.30
9/30/2003	0	0.30	0.30	0.30
6/30/2003	0	0.30	0.30	0.30
3/31/2003	15,000	0.40	0.27	0.30
12/31/2002	19,400	0.37	0.25	0.30
9/30/2002	22,500	0.30	0.26	0.26
6/30/2002	3,500	0.40	0.27	0.30
3/31/2002	22,500	0.40	0.37	0.40
Yearly				
12/31/2003	15,000	$0.40	$0.27	$0.30
12/31/2002	67,900	0.40	0.25	0.30
12/31/2001	1,633,500	0.60	0.36	0.37

<u>The TSX Venture Exchange</u>
The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

<u>9.A.5. Common Share Description</u>

<u>Registrar/Common Shares Outstanding/Shareholders</u>
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

<u>Common Share Description</u>
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act ("*Company Act*") of British Columbia. Unless the *Company Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the *Company Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name;
h. Altering any restrictions on the Company's business; and
i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM 6.E. and Tables #7 and #8 for additional information.

Warrants
Table No. 10 lists, as of 5/31/2004, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants. As of 5/31/2004, the Company was aware of seven holders of its 1,333,333 warrants. These warrants are non-transferable. All common shares issued upon warrant exercises are restricted by Canadian regulatory authorities from re-sale for four months from exercise date.

Table No. 10
Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Year #2	Expiration Date of Share Purchase Warrants
4/20/2004	888,889	888,889	$0.45	$0.45	4/20/2006
4/20/2004	444,444	444,444 (1)(2)	$0.45	$0.45	4/20/2006

(1) Officers/Directors own 333,333 of these shares.
(2) These warrants exercise into "flow-through" common shares.

Flow-Through Common Shares
"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares expend the funds on natural resource/exploration development. The tax benefits (Canadian exploration and development expenditures) connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares. 444,444 of the Units distributed in the April 2004 private placement contained "flow-through" common shares.

Escrowed Common Shares
On 3/16/2000, the Company issued 2,252,000 common shares at $0.075 per share.
90% of these shares are still escrowed and outstanding; on 5/31/2004, these
are held:
Terry Amisano................................... 607,500 shares
Kevin Hanson................................... 607,500 shares
Greg Burnett................................... 405,000 shares
Alan Crawford................................... 405,000 shares
Brian Hanson   1,800 shares

Pursuant to a private placement 1,333,333 units of common shares and warrants
in April 2004, the following individuals purchased the indicated units. The
common shares within the unit and the common shares issueable upon exercise of
the warrants are subject to the escrow agreement described below.
Terry Amisano................................... 111,111 shares and warrants
Kevin Hanson................................... 111,111 shares and warrants
Greg Burnett................................... 111,111 shares and warrants
Alan Crawford................................... 111,111 shares and warrants

Subject to Section 11(5) of Policy 2.4 of the TSX Venture Exchange following
the completion of the Company's Qualifying Transaction as required under the
requirements of the British Columbia Securities Commission and the Exchange
(completed on 4/2/2004), the escrowed shares will be released pro rata to the
shareholders as follows:
a) 10% on 4/1/2004;
b) 15% on 10/1/2004;
c) 15% on 4/1/2005;
d) 15% on 10/1/2005;
e) 15% on 4/1/2006;
f) 15% on 10/1/2006; and
g) 15% on 4/1/2007.

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
            --- No Disclosure Necessary ---

9.C. Markets
The common shares trade on the TSX Venture Exchange in Toronto, Ontario.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 5/31/2004, 12/31/2003, 12/31/2002, and 12/31/2001, the authorized capital of the Company was 100,000,000 common shares without par value and 100,000,000 preferred shares   At these dates, there were 5,000,083, 3,667,500, 3,667,500, and 2,250,000 common shares issued and outstanding, respectively.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 8 and Table No. 10

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options. Funds raised from the April 2004 private placement are expected to be used for acquisition/exploration of the Rock Creek Barite Project and for working capital.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2000:	Private Placements	2,250,000 Shares	$168,750
2001:	March 2001 Initial Public Offering	1,350,000 Shares	$220,500
	September 2001 Option Exercise	67,500 Shares	$ 10,125
2002:	Nil		
2003:	Nil		
2004 To Date:	April 2004 Private Placement	1,333,333 Units	$300,000

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B.   Memorandum and Articles of Association

Objects and Purposes
The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,
Part 16 of the Articles

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Ace, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

16.3. Subject to compliance with the provisions of the Company Act, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

16.4. A director may be or become a director or other officer or employee of; or otherwise interested in, any other corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of or from his interest in, such other corporation or firm.

Powers and Duties of Directors
Remuneration of Directors
Part 15 of the Articles

15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,
Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:
(a) borrow money in such manner and amount, on such security,
    from such sources and upon such terms and conditions as they
    in their absolute discretion think fit;
(b) issue bonds, debentures, and other debt obligations either
    outright or as security for any liability or obligation of
    the company or any other person; and
(c) mortgage, charge, whether by way of specific or floating
    charge, or give other security on the undertaking, or on the
    whole or any part of the property and assets of the company,
    both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be
issued at a discount, premium or otherwise, and with any special privileges as
to redemption, surrender, drawing, allotment of or conversion into or exchange
for shares or other securities, attending and voting at general meetings of
the company, appointment of directors or otherwise and may by their terms be
assignable free from any equities between the company and the person to whom
they were issued or any subsequent holder thereof, all as the directors may
determine.

8.3. The company may keep or cause to be kept one or more branch registers of
its debenture-holders at such place or places as the directors may from time
to time determine.

8.4. A bond, debenture or other debt obligation which contains printed or
otherwise mechanically reproduced signatures, as may be permitted by the
Company Act, is as valid as if signed manually notwithstanding that any person
whose signature is so printed or mechanically reproduced shall have ceased to
hold the office that he is stated on such bond, debenture or other debt
obligation to hold at the date of the issue thereof.

Remuneration of Directors
Part 13.2 of the Articles

13.2. The remuneration of the directors as such may from time to time be
determined by the directors or if the directors shall so decide, by the
members. Such remuneration may be in addition to any salary or other
remuneration paid to any officer or employee of the company as such who is
also a director. The directors shall be repaid such reasonable traveling,
hotel and other expenses as they incur in and about the business of the
company   and if any director shall perform any professional or other
services for the company that in the opinion of the directors are outside the
ordinary duties of a director or shall otherwise be specially occupied in or
about the Company's business, he may be paid a remuneration to be fixed by the
Board, or, at the option of such director, by the company in general meeting,
and such remuneration may be either in addition to, or in substitution for any
other remuneration that he may be entitled to receive. The directors, on
behalf of the company. unless otherwise determined by ordinary resolution, may
pay a gratuity, pension or allowance on retirement to any director who has
held any salaried office or place of profit with the company or to his spouse
or dependants and may make contributions to any fund and pay premiums for the
purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors
Part 13.3 of the Articles

13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights
Part 21 of the Articles

21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such way as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all panics and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors maybe made payable on such dare as is fixed by the directors.

21.3. Subject to the rights of members. if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of hinds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies. or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

21.6. No dividend shall bear interest against the company. where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by check or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such check or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such check or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to he deducted, discharge all liability for the dividend, unless such check or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8. Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid arid non-assessable any un-issued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.

Special Rights, Privileges, Restrictions and Conditions
Attaching to Each Class of Shares

(a) <u>Repayment of Capital</u>. On the winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of the Company's assets other than by way of dividend amongst its shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred Shares, holders of all shares shall be entitled to participate <u>pari passu</u>.

(b) <u>Voting Rights and Restrictions of Common Shares</u>. At all meetings of shareholders of the Company, each holder of common shares shall be entitles to one vote for each common share held.

(c) <u>Rights/Privileges, Restrictions/Conditions</u>.

i. Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

ii. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

iii. The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

iv. Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company's By-Laws. These rules are summarized as follows:

v. The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the British Columbia Company Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting. Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in British Columbia. The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

vi. There are no limitations on the rights to own securities.

vii. There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

viii. Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company's common stock.

Other Issues
Neither the Company's memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various "poison pill" measures precluding shareholders from realizing a potential premium over the market value of their shares. Neither the Company's memorandum/articles/by-laws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.

10.C. Material Contracts
   a. Letter Agreement for Rock Creek Project,
        dated 5/6/2003 and executed 5/23/2003 (amended 8/12/2003)
   b. Option Agreement for Rock Creek Project,
        dated 9/24/2003 (amended on 11/29/2003 and 4/7/2004) with Byard MacLean.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its consolidated financial statements for each of the preceding three years were Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for Fiscal 2003/2002/2001 is included with the related consolidated financial statements in this Registration Statement with their consent. Refer to Exhibit #14.a.

10.H. Documents on Display   --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

**ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS**   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS
--- Not Applicable ---

ITEM 17. FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements
 Auditor's Report, dated 5/11/2004
 Consolidated Balance Sheets at 12/31/2003 and 12/31/2002
 Consolidated Statements of Operations:
   for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001
   cumulative from date of incorporation
 Consolidated Statements of Cash Flows:
   for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001
   cumulative from date of incorporation
 Consolidated Statement of Shareholders' Equity:
   cumulative from date of incorporation
 Notes to Financial Statements

Unaudited Interim Financial Statements
 Consolidated Balance Sheets at 3/31/2004 and 12/31/2003
 Consolidated Statements of Loss and Deficit:
   for the Three Months ended 3/31/2004 and 3/31/2003
 Consolidated Statements of Cash Flows:
   for the Three Months ended 3/31/2004 and 3/31/2003
 Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page

1. Articles of Incorporation/Bylaws as currently in effect: 74
    1.1. Certificate of Incorporation, dated 2/08/2000
    1.2. Memorandum of the Company,   dated 2/01/2000
    1.3. Articles of the Company,   dated 2/01/2000

2. Instruments defining the rights of holders of equity or
     debt securities being registered.
        --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts: No Disclosure Necessary
    a. Letter Agreement for Rock Creek Barite Project,   100
        dated 5/6/2003 and executed 5/23/2003 (amended 8/12/2003)
    b. Option Agreement for Rock Creek Barite Project,
        dated 9/24/2003 (amended on 11/29/2003 and 4/7/2004)
        with Byard MacLean   117

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......140

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code   142

14. Additional Exhibits:
    a. Consent of Auditor: Morgan & Company, dated 6/29/2004   144
    b. Notice of Meeting/Information Circular
            for Annual General Meeting to be held 6/24/2004   145

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

(<u>Stated in Canadian Dollars</u>)



AUDITORS' REPORT

To the Shareholders,
Zena Capital Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations and cash flows for the years then ended, and for the period February 8, 2000 (Date of Incorporation) to December 31, 2003, and the statement of shareholders' equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presents fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, and for the period February 8, 2000 (Date of Incorporation) to December 31, 2003, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada   "Morgan & Company"
May 11, 2004   Chartered Accountants

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS		2003		2002
Current				
Cash and term deposits	$	163,724	$	232,237
GST receivable		4,393		1,336
Accrued interest receivable		1,091		4,587
Promissory note receivable – Note 3		-		20,000
Prepaid expenses and deposits		15,500		-
		184,708		258,160
Mineral property – Note 4		106,955		-
	$	291,663	$	258,160

LIABILITIES				
Current				
Accounts payable – Note 6	$	22,786	$	13,356

SHAREHOLDERS' EQUITY				
Share Capital – Notes 5 and 8		327,709		327,709
Share subscriptions – Note 5		100,000		-
Deficit accumulated during the exploration stage	(	158,832)	(	82,905)
		268,877		244,804
	$	291,663	$	258,160

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 5
Subsequent Events – Notes 1, 4, 5 and 8

APPROVED BY THE DIRECTORS:

_____, Director   _____, Director

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

	2003	2002	2001	February 8, 2000 (Date of Incorporation) to December 31, 2003
Administrative Expenses				
Accounting, audit and legal fees – Note 6	$ 26,316	$ 24,321	$ 17,274	$ 68,661
Consulting fees	-	3,300	-	3,300
Filing fees	13,142	3,650	875	17,992
Interest and bank charges	309	284	249	1,122
Investor relation costs	2,315	812	500	3,627
Office and miscellaneous – Note 6	9,670	9,462	7,125	26,257
Printing	726	-	1,036	3,113
Rent – Note 6	9,000	9,000	7,125	25,125
Sponsorship costs	7,500	-	-	7,500
Transfer agent	4,383	2,970	4,027	11,630
Travel	1,027	2,100	-	5,942
Loss before other items	(74,388)	(55,899)	(38,211)	(174,269)
Other items:				
Interest income	4,141	7,885	9,994	27,117
Project investigation costs	(5,680)	-	-	(5,680)
Write-down of promissory note – Note 3	-	(6,000)	-	(6,000)
Net loss for the period	$ (75,927)	$ (54,014)	$ (28,217)	$ (158,832)
Basic and diluted loss per share	$ (0.05)	$ (0.04)	$ (0.03)	
Weighted average number of shares outstanding	3,667,500	1,415,500	915,122	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

	2003	2002	2001	February 8, 2000 (Date of Incorporation) to December 31, 2003
Operating Activities				
Net loss for the period	$ (75,927)	$ (54,014)	$ (28,217)	$ (158,832)
Non-cash item:				
Write-down of promissory note	-	6,000	-	6,000
Changes in non-cash working capital items related to operations:				
GST receivable	(3,057)	(67)	92	(4,393)
Accrued interest receivable	3,496	3,787	(8,374)	(1,091)
Prepaid expenses and deposits	(15,500)	-	-	(15,500)
Accounts payable	9,430	11,356	(12,325)	22,786
Cash used in operating activities	(81,558)	(32,938)	(48,824)	(151,030)
Investing Activities				
Promissory note receivable repaid (advanced)	20,000	(26,000)	-	(6,000)
Mineral property costs	(106,955)	-	-	(106,955)
Cash used in investing activities	(86,955)	(26,000)	-	(112,955)
Financing Activities				
Issuance of share capital	-	-	158,959	327,709
Share subscriptions received	100,000	-	23,188	100,000
Cash provided by financing activities	100,000	-	182,147	427,709
Increase (decrease) in cash during the period	(68,513)	(58,938)	133,323	163,724
Cash and term deposits, beginning of period	232,237	291,175	157,852	-
Cash and term deposits, end of period	$ 163,724	$ 232,237	$ 291,175	$ 163,724

…/Cont'd.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

	2003	2002	2001	February 8, 2000 (Date of Incorporation) to December 31, 2003
Cash and term deposits represented by:				
Cash	$ 103,188	$ 13,237	$ 1,175	$ 103,188
Term deposit	60,536	219,000	290,000	60,536
	$ 163,724	$ 232,237	$ 291,175	$ 163,724
Supplementary disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to December 31, 2003
(Stated in Canadian Dollars)

	Common Stock		Common Stock Subscriptions	Deficit Accumulated during the Exploration Stage	Total
	Issued Shares	Amount			
Balance, February 8, 2000	-	$ -	$ -	$ -	$ -
Cash received on share subscriptions					
– at $0.075	2,250,000	168,750	-	-	168,750
Net loss for the period	-	-	-	(674)	(674)
Balance, December 31, 2000	2,250,000	168,750	-	(674)	168,076
Shares issued for cash					
Pursuant to an initial public offering					
– at $0.15	1,350,000	202,500	-	-	202,500
Less: finance charges	-	(53,666)	-	-	(53,666)
Pursuant to the exercise of agent's					
share purchase options – at $0.15	67,500	10,125	-	-	10,125
Net loss for the year	-	-	-	(28,217)	(28,217)
Balance, December 31, 2001	3,667,500	327,709	-	(28,891)	298,818
Net loss for the year	-	-	-	(54,014)	(54,014)
Balance, December 31, 2002	3,667,500	327,709	-	(82,905)	244,804
Shares subscribed for cash	-	-	100,000	-	100,000
Net loss for the year	-	-	-	(75,927)	(75,927)
Balance, December 31, 2003	3,667,500	$ 327,709	$ 100,000	$ (158,832)	$ 268,877

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002
(Stated in Canadian Dollars)

Note 1   Nature and Continuance of Operations

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000 and at December 31, 2003 was classified as a Capital Pool Company as defined in the TSX Venture Exchange ("Exchange") Policy 2.4. Subsequent to December 31, 2003, the Company completed its Qualifying Transaction as outlined below and effective April 2, 2004, its trading was reinstated on the Exchange and the Company is no longer considered a Capital Pool Company.

The Company is an exploration stage company and has entered into an option agreement to acquire up to a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia and has not yet determined whether this property contains reserves that are economically recoverably. This acquisition will serve as the Company's Qualifying Transaction pursuant to Policy 2.4 of the TSX as outlined above. The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through the process of forced liquidation.

Note 2   Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 9, these financial statements conform in all material respect with GAAP in the United States of America. Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 2

Note 2   Significant Accounting Policies – (cont'd)

a)   Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. ("Rock Creek").   All inter-company accounts have been eliminated.

Rock Creek was incorporated by the Company on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia. The Company changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)   Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)   Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 3

Note 2   Significant Accounting Policies – (cont'd)

d)   Financial Instruments

The carrying value of cash and term deposits, accrued interest receivable, promissory note receivable and accounts payable approximates fair value due to the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)   Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company plans to adopt the revised requirements of CICA Handbook Section 3870 on January 1, 2004 whereby the fair value of the stock option awards to employees and directors will be recognized as an expense.

f)   Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2   Significant Accounting Policies – (cont'd)

    g)   Share Capital

        The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

        Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

    h)   Loss per Share

        Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

Note 3   Promissory Note Receivable

        By a letter of intent dated April 24, 2002, and terminated August 19, 2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and E2buy Technology LLC (collectively "Eye2buy"). In connection with the proposed transaction, the Company advanced $26,000 to Eye2buy. On termination of the letter of intent, the Company obtained a Garnishee Order and Eye2buy filed a counter claim against the Company.

        By a Mutual Release and Settlement Agreement dated April 15, 2003, the Company and Eye2buy settled their claims in exchange for $20,000 paid to the Company from monies currently held in court pursuant to the Garnishing Order. The Company recorded a write-down of the promissory note of $6,000 during the year ended December 31, 2002.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 5

Note 4   Mineral Property

	2003	2002
Acquisition Costs		
Option payment	$ 10,000	$ -
Advance royalty payments	1,200	-
Legal costs	9,211	-
	20,411	-
Deferred Exploration Costs		
Business plan	3,000	-
Consulting	20,359	-
Drilling	16,941	
Geology	12,950	-
Geophysics	2,350	-
Project supervision and engineering	30,944	-
	86,544	-
	$ 106,955	$ -

By an option agreement dated September 24, 2003 and amended April 7, 2004, the Company has the option to acquire up to a 100% interest, in certain mineral rights in properties located in the Greenwood mining division of British Columbia, subject to a 20% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production. Minimum advance royalty payments of $4,000 per year, payable annually commence July 31, 2003. Consideration for the interest is the payment of $790,000 in exploration, development and equipment purchases in three phases of $40,000, $200,000 and $550,000 respectively. Phase 1 payments include $10,000 to an underlying optionor and Phase 2 payments include $25,000 for an equipment purchase.

Upon completion of Phase 1 expenditures, which has been acknowledged in the agreement, the Company obtained a 30% interest. A further 20% and 50% interest can be obtained by completion of Phase 2 and 3 expenditures respectively. Should the Company not complete Phase 2 and 3, its interest will be converted to a 30% Net Profit Royalty, with further dilution if expenditures are made by the other interest holders. Completion of Phase 2 and 3 is subject to qualified engineering reports and regulatory approval. The Company can purchase the 20% Net Profit Royalty, after completion of Phase 2 but prior to Phase 3 commencement for $400,000.

Note 4   Mineral Property – (cont'd)

Under the terms of the agreement, the vendor was appointed as operator at a retainer prior to a Production Notice of $5,000 per month and was granted share purchase options by the Company (Note 8).

Note 5   Share Capital – Note 8

a) Authorized:
    100,000,000 common shares without par value
    100,000,000 preferred shares without par value

b) Escrow Shares:

    At December 31, 2003, there were 2,252,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of TSX Venture Exchange (the "TSX"), following the completion of the Company's Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows:

    a) 10% following the completion of the Qualifying Transaction;
    b) 15% six months following the initial release;
    c) 15% twelve months following the initial release;
    d) 15% eighteen months following the initial release;
    e) 15% twenty four months following the initial release;
    f) 15% thirty months following the initial release;
    g) 15% thirty six months following the initial release

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 7

Note 5   Share Capital – (cont'd)

c) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the stock option plan is as follows:

| | Years ended December 31, | | | |
| | 2003 | | 2002 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercis-able at beginning of year	360,000	$0.15	360,000	$0.15
Unexercised options expired upon director resignation	(87,500)	$0.15	-	-
Options outstanding and exercisable at end of year	272,500	$0.15	360,000	$0.15

At December 31, 2003, there were 272,500 (2002: 360,000) common share purchase options outstanding held by directors and officers of the Company entitling the holders thereof the option to purchase 272,500 shares at $0.15 per share exercisable until February 7, 2006.

d) Share Subscriptions:

At December 31, 2003, the Company had received $100,000 in share subscriptions pursuant to a private placement. The private placement was completed and the shares were issued on April 21, 2004 and consisted of 1,333,333 units at $0.225 per unit for total proceeds of $300,000. Each unit, consists of one common share of the Company and one common share purchase warrant exercisable at $0.45 per share for a period of two years. On May 11, 2004 the Company made application to the TSX to have 1,022,221 warrants included in the private placement repriced from $0.45 per warrant to $0.30 per warrant.

Of the total, 444,444 units are for flow-through shares and flow-through warrants. The Company is committed to using the flow-through share proceeds to incur exploration expenditures totaling approximately $100,000 on or before December 12, 2005 and has renounced this amount to the flow-through shareholders effective on December 31, 2003. This amount will not be available to the Company for future deduction from taxable income.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 8

Note 6   Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Years ended December 31,		February 8, 2000 (Date of Incorporation) to December 31, 2001	February 8, 2000 (Date of Incorporation) to December 31, 2003
	2003	2002		
Accounting	$ 8,459	$ 12,215	$ 5,800	$ 26,474
Office and miscellaneous	9,000	9,000	7,125	25,125
Rent	9,000	9,000	7,125	25,125
	$ 26,459	$ 30,215	$ 20,050	$ 76,724

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at December 31, 2003 is $12,104 (2002: $5,460) due to a partnership controlled by two directors of the Company.

Note 7   Income Taxes – Note 5(d)

The Company has available Canadian exploration and development expenses of $181,724 and non-capital losses of $114,448, which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

2007	$ 674
2008	38,700
2009	64,341
2010	10,733
	$ 114,448

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 9

Note 7   Income Taxes – Note 5(d) (cont'd)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future income tax assets	
Net tax losses carried forward	$ 43,055
Exploration and development expenses	58,364
	111,419
Valuation allowance for future income tax assets	(111,419)
Future income tax assets, net	$ -

Note 8   Subsequent Events – Notes 4 and 5

Subsequent to December 31, 2003:

a) By an agreement dated March 19, 2004, the Company agreed to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI"). This agreement is for one year with an option for MI to renew for an additional three years.

b) On March 31, 2004, the Company approved a stock option plan. The purpose of this plan is to provide the Company with a share-related mechanism to attract, retain, and motivate and reward qualified directors and consultants for their contributions to the long-term goals of the Company. The maximum number of shares issuable under the plan is limited to 10% of the issued and outstanding shares of the Company at any one time.

c) Pursuant to the stock option plan outlined above, the Company granted a director of the Company 75,000 share purchase options exercisable at $0.22 per share until April 7, 2009. The Company also granted options to consultants for 100,000 shares exercisable at $0.30 and 50,000 options exercisable at $0.22 per share until April 7, 2006.

Of the 100,000 share purchase options exercisable at $0.30 per share, 25,000 vest after completion of Phase 2 and another 25,000 vest after completion of Phase 3 of the property option agreement (Note 4). The remaining 50,000 options vest as to 12,500 every three months beginning on July 12, 2004.

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 10

Note 9   Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

(a) Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") resource property acquisition and exploration costs on unproved properties must be expensed as incurred. Therefore an additional expense is required under US GAAP.

(b) The impact of the above on the financial statements is as follows:

	2003	2002	2001
Net loss for the period per Canadian GAAP	$(75,927)	$(54,014)	$(28,217)
Resource property acquisition	(106,955)	-	-
Net loss for the period per US GAAP	$ (182,882)	$ (54,014)	$ (28,217)
Basic and diluted loss per share per US GAAP	$ (0.05)	$ (0.04)	$ (0.03)
Weighted average number of shares outstanding per US GAAP	3,667,500	1,415,500	915,122

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 11

Note 9   Differences Between Canadian and United States Accounting Principles – (cont'd)

(b) The impact of the above on the financial statements is as follows: – (cont'd)

Balance Sheets	2003	2002
Total assets per Canadian GAAP	$ 291,663	$ 258,160
Mineral properties	(106,955)	-
Total assets per US GAAP	$ 184,708	$ 258,160
Total liabilities per Canadian and US GAAP	$ 22,786	$ 13,356
Deficit, end of the year, per Canadian GAAP	$(158,832)	$(82,905)
Mineral properties	(106,955)	-
Deficit, end of the year, per US GAAP	(265,787)	(82,905)
Share capital and share subscriptions per Canadian and US GAAP	427,709	327,709
Total shareholders' equity	$ 161,922	$ 244,804

Zena Capital Corp.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statement
December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars) – Page 12

Note 9   Differences Between Canadian and United States Accounting Principles – (cont'd)

(b) The impact of the above on the financial statements is as follows: – (cont'd)

Cash Flows	2003	2002	2001
Cash flows used in operating activities per Canadian GAAP	$(81,558)	$(32,938)	$(48,824)
Mineral properties acquisition costs	(20,411)	-	-
Exploration expenses incurred	(86,544)	-	-
Cash flows used in operating activities per US GAAP	(188,513)	(32,938)	(48,824)
Cash flows from financing activities per Canadian and US GAAP	100,000	-	182,147
Cash flows used in investing activities per Canadian GAAP	(86,955)	(26,000)	-
Mineral properties acquisition costs	20,411	-	-
Exploration expenditures incurred	86,544	-	-
Cash flows used in investing activities per US GAAP	20,000	(26,000)	-
Increase (decrease) in cash per US GAAP	$(68,513)	$(58,938)	$133,323

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Zena Capital Corp.
                                 Registrant

Dated: June 29, 2004   By /s/ Terry Amisano_____
                            Terry Amisano, President/CEO/Director

Dated: June 29, 2004   By /s/ Roy Brown_____
                            Roy Brown, Corporate Secretary



BRITISH COLUMBIA

COMPANY ACT

CERTIFICATE OF INCORPORATION

I Hereby Certify that

ZENA CAPITAL CORP.

has this day been incorporated under the *Company Act*



Issued under my hand at Victoria, British Columbia

on *February 08, 2000*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

MEMORANDUM OF

ZENA CAPITAL CORP.

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. The name of the company is **Zena Capital Corp.**

2. The authorized capital of the company consists of 200,000,000 shares divided into:

   (a) 100,000,000 common shares without par value; and
   (b) 100,000,000 preferred shares without par value.

3. I agree to take the number and kind and class of shares in the company set opposite my name.

Full Name, Resident Address and Occupation of Subscriber	**Number, Kind and Class of Shares taken by Subscriber**
[signature] Kevin Hanson 3345 Huntleigh Court North Vancouver, B.C. V7H 1C9 Businessman	one (1) common share without par value
TOTAL SHARES TAKEN	one (1) common share without par value



DATED in Vancouver, British Columbia this 1 day of February, 2000.

ARTICLES
OF
ZENA CAPITAL CORP.

TABLE OF CONTENTS

2801.001\0011

PROVINCE OF BRITISH COLUMBIA
COMPANY ACT

ARTICLES
OF

ZENA CAPITAL CORP.

PART 1
INTERPRETATION

1.1.   In these articles, unless there is something in the subject or context inconsistent therewith: "Board", "Board of Directors" and "directors" mean the directors or sole director of the company for the time being.

"company" means the company named at the head of these articles.

"*Company Act*" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the company means the person registered in the register of members in respect of such share.

"solicitor of the company" means any partner, associate or articled student of the law firm retained by the company in respect of the matter in connection with which the term is used.

1.2.   References in these articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3.   Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

1.4.   Unless defined in these articles, any words or phrases defined in the *Company Act* shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

1.5.   The rules of construction contained in the *Interpretation Act* of the Province of British Columbia shall apply, *mutatis mutandis*, to the interpretation of these articles.

PART 2
SHARES AND SHARE CERTIFICATES

2.1.   Subject to the requirements of the *Company Act*, every share certificate issued by the company shall be in such form as the directors approve.

2.2.   In respect of shares held jointly by several persons, the company shall not be bound to issue more than one certificate, and delivery of a certificate for such shares to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all.

2.3.   The company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.4.   Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.5.   A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

2.6.   Except as required by law, statute or these articles, no person shall be recognized by the company as holding any share upon any trust, and the company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share (except only as by law, statute or these articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3
ISSUE OF SHARES

3.1.   Subject to the requirements of the *Company Act* with respect to pro rata offerings and other-wise and to any direction to the contrary, save for a direction which, at the discretion of the directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the company for the time being outstanding, issue, allot, sell or otherwise dispose of, and grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the company, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such prices or for such consideration, as the directors, in their absolute discretion, may determine.

3.2.   Subject to the provisions of the *Company Act*, the company, or the directors on behalf of the company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the company.

PART 4
SHARE REGISTERS

4.1.   Subject to the provisions of the *Company Act*, the company may keep or cause to be kept within or outside British Columbia by a trust company registered under the *Financial Institutions Act* of the Province of British Columbia one or more branch registers of members.

PART 5
TRANSFER OF SHARES

5.1.   Notwithstanding any other provision of these articles, if the company is not one of (or fails to continue to be one of):

(a)   a company which is a reporting company under the *Company Act*;

(b)   a company that has with respect to any of its securities, filed a prospectus with the British Columbia Securities Commission or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;

(c) a company that has been deemed to·be a reporting issuer pursuant to relevant securities legislation in British Columbia; or

(d) a company that has any of its securities listed for trading on any stock exchange;

then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any proposed transfer. The consent of the Board required by this article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

  5.2. Subject to the provisions of the memorandum and these articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the company or its transfer agent. The instrument of transfer of any share shall be in the form, if any, on the back of the company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of any share until the name of the transferee is entered in the register of members or a branch register in respect thereof.

  5.3. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the person designated in writing by the person depositing the instrument of transfer with the company, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

  5.4. Neither the company nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person designated in writing by the person depositing the instrument of transfer with the company, or be liable to any claim by the registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

  5.5. Every instrument of transfer shall be executed by the transferor, or his duly authorized attorney, and left at the registered office of the company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the authority of any such attorney, the title of the transferor or his right to transfer the shares, and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

  5.6. There shall be paid to the company in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

PART 6
ALTERATION OF CAPITAL

  6.1. The company may by special resolution filed with the registrar alter its memorandum to increase the authorized capital of the company by:

(a) creating shares with par value or shares without par value, or both;

(b)   increasing the number of shares with par value or shares without par value, or both; or

(c)   increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2.   Any new shares of the company created pursuant to an increase in the authorized capital of the company shall be subject to the provisions of these articles.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1.   Subject to the special rights or restrictions attached to any class or series of shares, the company may, by a resolution of the directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution.

7.2.   If the company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

PART 8
BORROWING POWERS

8.1.   The directors may from time to time authorize the company to:

(a)   borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b)   issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c)   mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

8.2.   Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3.   The company may keep or cause to be kept one or more branch registers of its debenture-holders at such place or places as the directors may from time to time determine.

8.4.   A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

PART 9
GENERAL MEETINGS

9.1. Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

9.2. The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

9.3. A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the *Company Act*, to members entitled to receive such notice from the company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.4. Where, in accordance with the *Company Act*, the company has published in prescribed manner a 56 day advance notice of a general meeting at which directors are to be elected, the company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the *Company Act* to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new 56 day notice which shall comply with the *Company Act*. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the *Company Act*.

9.5. Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the company or at some other place in British Columbia designated in the notice during normal business hours up to the date of such general meeting.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at:

(a) an extraordinary general meeting; and

(b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these articles or the *Company Act* may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.

10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Subject to article 10.4, a quorum shall be one member, or one proxyholder representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member of the company, the quorum is one person present and being, or representing by proxy, such member. The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the company or in his absence a Vice-President of the company, if any, shall be entitled to preside as chairman at every general meeting of the company.

10.6. If none of the persons referred to in article 10.5 is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose one of their number or the solicitor of the company to be chairman or, if all the directors present and the solicitor of the company decline to take the chair or the directors shall fail to so choose or if no director present, the persons present and entitled to vote shall choose one of their number to be chairman.

10.7. Notwithstanding articles 10.5 and 10.6, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the company may act as chairman of the meeting.

10.8. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.9. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.10. Subject to the provisions of the *Company Act*, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless, before or on the declaration of the result of the show of hands, a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, unless the poll is to be taken at some later time pursuant to article 10.13, and such decision shall be entered in the book of proceedings of the company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of proceedings of the company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.11. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

10.12. In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith shall be final and conclusive.

10.13. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the poll was demanded, taken at the time of such meeting, and such result shall be entered in the book of the proceedings of the company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.14 On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.15. Unless the *Company Act*, the memorandum or these articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11
VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person at a general meeting and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any corporation, not being a subsidiary of the company, which is a member of the company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting, class meeting or series meeting. The person so authorized shall be entitled, subject to producing satisfactory evidence of his authority as hereinafter provided, to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member or the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxy-holder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative shall be demonstrated by presenting to the chairman of the meeting prior to commencement of the meeting, a copy of the authorizing resolution certified under seal by the Secretary of the member corporation and by presenting evidence acceptable to the chairman of the identify of the person presenting himself as the representative. In the absence of such evidence, the chairman shall determine whether or not any such person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.3. A corporation, not being a subsidiary of the company, which is a member of the company may appoint a proxyholder.

11.4 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this article, be deemed joint members.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chairman of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee. In the absence of such evidence, the chairman shall determine whether or not any such committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.6. A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

11.7. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder. A proxyholder need not be a member of the company.

11.8. A proxy shall be in writing executed by the member or his attorney duly authorized in writing, or, where the member is a corporation, by a duly authorized officer, attorney or representative appointed pursuant to article 11.2, of the corporation, or, where a proxy is given by a committee, curator bonis or other person appointed by court order on behalf of a member of unsound mind, by such committee, curator bonis or other person. A proxy executed on behalf of a member by his attorney duly authorized in writing or on behalf of a corporate member by a duly authorized officer or corporate representative or on behalf of a member of unsound mind by his committee, curator bonis or other person duly appointed by court order, shall be accompanied by the power of attorney, the document whereby the officer or corporate representative derives his authority or the court order, as the case may be, or a notarially certified copy thereof.

11.9. Unless some other time by which proxies must be deposited has been fixed by the directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the place specified for that purpose in the notice convening the meeting, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or adjourned meeting in respect of which the person named in the proxy is appointed. In addition to any other method of depositing proxies provided for in these articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and, subject to the *Company Act*, fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling the meeting, and providing for particulars of such proxies to be sent to the company or any agent of the company appointed for the purpose of receiving such particulars, and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

11.10. The chairman of the meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

11.11. Unless the *Company Act* or any other statute or law which is applicable to the company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

<center>(Name of Company)</center>

The undersigned, being a member of the above named company, hereby appoints

_____ or failing him

_____ as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the company to be held on the _____ day of _____ and at any adjournment thereof.

Signed this _____ day of _____, 19____.

_____

(Signature of Member).

11.12. Every proxy may be revoked by an instrument in writing

(a)   executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b)   delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law. The provisions of this article shall apply *mutatis mutandis* to a proxy executed by a corporate representative or by a committee, curator bonis or other person duly appointed by court order in respect of a member of unsound mind.

PART 12
CLASS AND SERIES MEETINGS

12.1. In the event of a meeting of the members of any class or series of shares of the company, the provisions of these articles relating to the call and conduct of and voting at general meetings shall apply to the extent applicable; provided however that the quorum for a class or series meeting, unless otherwise specified in the special rights or restrictions attached to the shares of the class or series, shall be one person holding or representing by proxy at least one-third of the issued shares of that class or series.

PART 13
DIRECTORS

13.1. The subscribers to the memorandum of the company are the first directors. The directors, if any, to succeed the first directors may be appointed in writing by a majority of the subscribers to the memorandum or at a meeting of the subscribers or, if not so appointed, shall be elected by the members entitled to vote on the election of directors. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not.

13.2. The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1. At each annual general meeting of the company all the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors.

14.2. A retiring director shall be eligible for re-election.

14.3. Where the company fails to hold an annual general meeting in accordance with the *Company Act*, the directors then in office shall be deemed to have been elected or appointed as directors pursuant to these articles on the last day on which the annual general meeting could have been held, and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4. Where the number of directors of the company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number. If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

14.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining directors or director.

14.6. Regardless of the number of directors of the company as may have been fixed by ordinary resolution, between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting.

14.7. Any director may by instrument in writing delivered to the company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the company. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate, if any, shall be payable out of the remuneration of the director appointing him.

14.8 In addition to the applicable provisions of the *Company Act*, a director ceases to hold office when he is convicted of an indictable offence and the other directors have unanimously resolved to remove him.

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the *Company Act* or by the memorandum or these articles, required to be exercised by the company in general meeting.

15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the members of the company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

16.3. Subject to compliance with the provisions of the *Company Act*, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

16.4. A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the *Company Act*, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm.

PART 17
PROCEEDINGS OF DIRECTORS

17.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the company, if present, may act as chairman of a meeting of the directors.

17.2. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

17.3. A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

17.4. A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each director and alternate director at his address as it appears on the books of the company or by leaving it at his usual business or residential address or by telephone, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director (a) who is at the time not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

17.5. Any director of the company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Secretary, to his alternate director of any meeting of directors, and all meetings of the directors so held shall not be deemed to have been improperly called or constituted by reason of notice not having been given to such director or alternate director.

17.6. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors holding office at the time or, if the company shall have only one director, shall be one director.

17.7. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number, if any, fixed pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the company, but for no other purpose.

17.8 Subject to the provisions of the *Company Act*, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

17.9. A resolution consented to in writing, whether by document, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages or other means, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1. The directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts proposed by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

18.2. The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution. All committees so appointed shall keep regular minutes of their business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The directors shall have the power at any time to revoke or override any authority given to or acts proposed by any such committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. The quorum necessary for the transaction of business of any such committee shall be a majority of its members.

18.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in the case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 19
OFFICERS

19.1. The directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the directors shall determine and the directors may, at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

19.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the company has only one member. Any person appointed as the Chairman of the Board or the President shall be a director. The other officers need not be directors. The remuneration of the officers of the company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the company, a pensioner gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. Notwithstanding the foregoing, the Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

PART 20
INDEMNITY AND PROTECTION OF
DIRECTORS, OFFICERS AND EMPLOYEES

20.1. Subject to the provisions of the *Company Act*, the directors shall cause the company to indemnify a director or former director of the Company and the directors may cause the company to indemnify a director or former director of a corporation of which the company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the company or a director of such corporation, including any action brought by the company or any such corporation. Each director of the company on being elected or appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.2. Subject to the provisions of the *Company Act*, the directors may cause the company to indemnify any officer, employee or agent of the company or of a corporation of which the company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the company or such corporation. In addition, the company shall indemnify the Secretary or an Assistant Secretary of the company (if he shall not be a full time employee of the company and notwithstanding that he is also a director), and his heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.3. The failure of a director or officer of the company to comply with the provisions of the *Company Act* or of the memorandum or these articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4. The directors may cause the company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the company or as a director, officer, employee or agent of any corporation of which the company is or was a shareholder, and his heirs or personal representatives, against any liability incurred by him as a director, officer, employee or agent, as the case may be.

PART 21
DIVIDENDS AND RESERVE

21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other corporation or in any one or more such ways as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

21.3. Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

21.6. No dividend shall bear interest against the company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to be deducted, discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8   Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.

PART 22
ACCOUNTING RECORDS

22.1   The company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the company in order properly to record the financial affairs and condition of the company and to comply with the *Company Act*.

22.2   Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the company shall be entitled to inspect the accounting records of the company.

PART 23
NOTICES

23.1   A notice, statement or report may be given or delivered by the company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, preparing and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate, signed by the Secretary or other officer of the company or of any other corporation acting in that behalf for the company, stating that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2   A notice, statement or report may be given or delivered by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3   A notice, statement or report may be given or delivered by the company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any supplied to the company for such purpose by the persons claiming to be so entitled, or, until such address has been so supplied, by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4   Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the company and the directors of the company shall be entitled to receive notice of any such meeting.

PART 24
SEAL

24.1   The directors may provide a seal for the company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a)   any two directors; or

(b)   one of the Chairman of the Board, the President, the Managing Director, a director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, and Assistant Treasurer and an Assistant Secretary-Treasurer; or

(c)   if the company shall have only one member, the President or the Secretary; or

(d)   such person or persons as the directors may from time to time by resolution appoint,

and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one director or officer. Any document to which the seal of the company is affixed in accordance with the provisions of this article shall be deemed for all purposes to be a valid and binding obligation of the company in accordance with its terms.

24.2   To enable the seal of the company to be affixed to any bonds, debentures, share certificates, or other securities of the company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the company are, in accordance with the *Company Act* or these articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or person to cause the company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the company's seal has been so affixed shall for all purposes be deemed to be under and to bear the company's seal lawfully affixed thereto.

PART 25
MECHANICAL REPRODUCTION OF SIGNATURES

25.1   The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the company, unless otherwise required by the *Company Act* or by these articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2   The term "instrument" as used in article 25.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the company, bonds debentures and other debt obligations of the company, and all paper writings.

PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE
COMMON SHARES WITHOUT PAR VALUE (THE "COMMON SHARES")

26.1   The Common Shares will have the following special rights and restrictions:

(a)   The holders of Common Shares are entitled to receive notice of and attend all meetings of members of the company, and to cast one vote for each such share held.

(b)   The holders of the Common Shares are entitled to receive, and the company will pay non-cumulative cash dividends in the amount or amounts as may be declared by the directors in their absolute discretion from time to time.

(c)   Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, each holder of the Common Shares will be entitled to participate equally with all other holders of Common Shares in the distribution of the company's assets pursuant to the liquidation, dissolution or winding-up.

PART 27
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO
THE PREFERRED SHARES WITHOUT PAR VALUE
(THE "PREFERRED SHARES")

The Preferred Shares will have the following special rights and restrictions:

27.1   Issuable in Series

The Preferred Shares may be issued from time to time in one or more series. The directors of the company may from time to time by resolution passed before the issue of any Preferred Shares of a particular series alter the Memorandum of the company to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, that series and alter these articles to create, define and attach special rights and restrictions including, without limitation:

(a)   the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment and the date or dates from which any such dividends accrue, provided always that dividends on each series of Preferred Shares shall be non-cumulative;

(b)   any right of redemption or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c)   any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such right;

(d)   any rights upon dissolution, liquidation or winding-up of the company;

(e)   any voting rights; and

(f)   any other provisions attaching to any such series of Preferred Shares.

27.2   Priority

No special rights or restrictions attached to any series of Preferred Shares may confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding-up of the company over the shares of any other series of Preferred Shares. The Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the Common Shares and over any other shares of the company ranking junior to the Preferred Shares.

27.3   Notices and Voting

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the members of the company and shall not be entitled to vote at any such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the *Company Act*). Notwithstanding the aforesaid restrictions, conditions or prohibitions on the right to vote, the holders of a series of the Preferred Shares are entitled to notice of meetings of members called for the purpose of authorizing the winding-up or dissolution of the company or the sale, lease or exchange of all or substantially all the property of the company other than in the ordinary course of business of the company under section 126 of the *Company Act*, as such section may be amended from time to time.

27.4   Purchase for Cancellation

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the company may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the directors, such shares are then obtainable but such price or prices shall not in any case exceed the redemption price current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all declared but unpaid dividends. Subject to compliance with the requirements of the *Company Act*, in the case of the purchase for cancellation by private contract, the company is not required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor is it required to make purchases from holders of Preferred Shares on a *pro rata* basis.

27.5   Redemption

(a)   Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, the company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, of the redemption price per share, together with all dividends declared thereon and unpaid.

(b)   Before redeeming any Preferred Shares, the company must mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the company to redeem such shares held by such registered holder.

(c)   The redemption notice must:

(i)   be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the company or, if the address of any such holder does not appear on the records of the company, then to the last known address of such holder, at least 30 days before the date specified for redemption; and

(ii)   set out the date on which the redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of shares to be redeemed.

(d)   On or after the date specified for redemption the company must pay or cause to be paid the redemption price together with all declared but unpaid dividends to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares called for redemption at the place or places specified in the redemption notice.

(e)   On payment of the redemption price, the certificates for such shares will be cancelled, and the shares represented thereby will be redeemed.

(f)   If a part only of the outstanding Preferred Shares is at any time to be redeemed:

(i)   the shares to be redeemed may be selected by the directors in any manner that they consider appropriate;

(ii)   a new certificate for the balance will be issued at the expense of the company.

(g)   From and after the date specified for redemption in the redemption notice, the holders of the shares called for redemption will cease to be entitled to dividends and will not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends is not made by the company in accordance with the foregoing provisions, in which case the rights of the holders of such shares will remain unimpaired.

(h)   On or before the date specified for redemption, the company will have the right to deposit the redemption price of the shares called for redemption together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect of which the deposit is made will be redeemed and the rights of the holders thereof, after such deposit, will be limited to receiving, out of the monies so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

27.6   Retraction

(a)   Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares and to paragraph (b) below, a holder of Preferred Shares will be entitled to require the company to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the company at the redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the company redeem, must give notice to the company, which notice must set out the date on which the company is to redeem, which date may not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his name redeemed by the company, the number of the holder's shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the "option redemption date". The holder of any Preferred Shares may, with the consent of the company, revoke such notice prior to the option redemption date. Upon delivery to the company of a share certificate or certificates representing the Preferred Shares which the holder desires to have the company redeem, the company will, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the company together with all dividends declared

thereon and unpaid, the holders thereof will cease to be entitled to dividends or to exercise any rights of holders in respect thereof.

(b) If the redemption by the company on any option redemption date of all of the Preferred Shares to be redeemed on that date would be contrary to any provisions of the *Company Act* or any other applicable law, the company will be obligated to redeem only the maximum number of Preferred Shares which the company determines it is then permitted to redeem, such redemptions to be made *pro rata* (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the company and the company shall issue new certificates representing the Preferred Shares not redeemed by the company. The company shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by subsection 27.5 of the special rights and restrictions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by the holders to be redeemed as would not then be contrary to any provisions of the *Company Act* or any other applicable law, until all of such shares have been redeemed, provided that the company shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in subsection 27.5 of the special rights and restrictions attaching to the Preferred Shares.

27.7 Liquidation, Dissolution and Winding-Up

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the company in accordance with subsection 27.1 of the special rights and restrictions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the holders of the Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the company among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

27.8 Amendment

The authorization for the amendment of the articles of the company to delete or vary any special rights or restrictions attaching to the Preferred Shares, in addition to the authorization by a special resolution, must be given by the approval by affirmative vote of at least three-quarters of the votes cast at a meeting of the holders of Preferred Shares to be called and held for that purpose.

Dated the 1 day of February, 2000.

Kevin Hanson, Subscriber

ZENA CAPITAL CORP.
604 – 750 Pender Street.
Vancouver, B.C.
V6C 2T7

May 6, 2003

Mr. Byard MacLean, P. Eng.
British Columbia,

Mr. MacLean:

The purpose of this letter (the "Letter of Intent") is to outline the terms and conditions upon which Zena Capital Corp. ("Zena") proposes to enter into an option agreement ("Option") to acquire up to 100% of certain mineral rights in properties located in British Columbia (hereinafter referred to as "Barite"). We acknowledge that this letter is an expression of intent only and does not result in the formation of a binding agreement between us other than in respect of Paragraphs 1, 2, and 6.4, which will be binding obligations on the parties in accordance with their terms.

1.   Exclusivity / Closing

1.1   It is acknowledged that Zena has incurred and will incur significant expenses in completing its due diligence in preparation for the closing of the transactions contemplated in this Letter of Intent ("the Transaction"). Accordingly, Byard MacLean (the "MacLean") agrees not to initiate contact with, solicit or enter into negotiations with any other party regarding the sale or option of Barite from the date of the execution of this Letter of Intent except in the event that a formal option agreement as contemplated in Section 7.1 (i) of this Letter of Intent is not entered into within 120 days of this Letter of Intent, or in the event that the Transaction herein fails to close by October 31, 2003, in which case such prohibition will end.

It is acknowledged that MacLean has incurred and will incur significant expenses in completing his due diligence in preparation for the closing of the Transaction contemplated in this Letter of Intent. Accordingly, Zena agrees not to initiate contact with, solicit or enter into negotiations with any other party regarding the completion of a Qualifying Transaction, as defined in the policies of the TSX Venture Exchange ("Exchange") from the date of the execution of this Letter of Intent except in the event that a formal option agreement as contemplated in Section 7.1 (i) of this Letter of Intent is not entered into within 120 days of this Letter of Intent, or in the event that the Transaction herein fails to close by October 31, 2003, or in the event Zena gives notice to MacLean that Zena does not propose to proceed with the Transaction based upon the results of the Phase 1 program of exploration to be undertaken by Zena in respect of the Barite, in which case such prohibition will end.

1.2   The closing date ("Closing Date") for the formal option agreement shall occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, provided that such Closing Date shall occur on or before October 31, 2003, otherwise this Letter of Intent and the formal option agreement contemplated herein shall terminate unless extended by mutual agreement.

2.   Confidentiality

2.1   Zena agrees to keep confidential all those things, which may be described as trade secrets relating to Barite and the business plan that has been prepared to advance the development of Barite unless otherwise required by the law or the policies of the Exchange to make such information public.

2.2   MacLean acknowledges that Zena is a public company with statutory disclosure requirements and, accordingly, Zena will be required to make disclosure from time to time in accordance with applicable securities legislation. Roy Brown and MacLean will submit all necessary information as requested by Zena in respect of the Barite and the Transaction in order to enable Zena to prepare any required news release and regulatory filings.

3.   Terms of Option

3.1   MacLean represents to Zena that MacLean has all legal and beneficial title to Barite (the "Right") subject only to certain property payments and royalty payments on production (being a minimum yearly advance royalty payment of $4,000, commencing July 21, 2003, to a maximum of $300,000 and the payment of $5.00 per tonne of barite are sold from the high grade Phase 2 target area all as disclosed in Appendix A). MacLean represents and warrants to Zena that the Right is not subject to any other requirement, liens, encumbrances or charges. MacLean will grant to Zena the exclusive right and option (the "Option") to acquire up to a 100% undivided right, title and interest in and to Barite subject only to Zena continuing to make such its pro rata portion (based upon the working interest Zena has earned in the Right from time to time) of the foregoing advance royalty payments, high grade ore payments as well as those additional royalty payments to MacLean, as set out in section 3.2(iii) hereof.

3.2   The Option will be based on a three phase program of exploration and "earn-in" by Zena. In order to exercise the Option and maintain such in good standing and in full force and effect, Zena shall:

(i)   Incur up to $40,000 on a Phase 1 program of exploration described in Appendix B (of which $10,000 will be on account of an option payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn Zena an undivided 30% working interest in MacLean's Right. The $40,000 is to be spent by Zena prior to Exchange approval to the transaction and is to be funded as to $25,000 as permitted by section 8.5(b) of Policy 2.4 of the Exchange and as to $15,000 as part of Zena's due diligence expenditures to be incurred on Barite. The Phase 1 program is to be commenced within fifteen days of signing this Letter of Intent.

(ii)   Subject to the completion of Phase 1, Zena shall have the option to expend up to a further $200,000 on a Phase 2 program on Barite consisting of exploration, development and equipment purchases as set out in Appendix B (of which $25,000 will be on account of an equipment purchase payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn Zena a further undivided 20% working interest in the Right thereby bringing the total interest held by Zena to an undivided 50% in the Right. Zena will be entitled to at least a 100% payback of its expenditures from net profits derived from exploration and development of Barite on completion of Phases 1 and 2 while still maintaining its 50% interest. Phase 2 of exploration shall be based upon a qualified engineering report (recommending the expenditure of $200,000) and will be subject to Exchange approval.

Such report must be received within one month of completing Phase 1. **Completion of Phase 1 includes Zena's receipt of Phase 1 data necessary to complete the report.**

(iii) Subject to the completion of Phase 2, Zena shall have the option to expend a further $550,000 on a Phase 3 program of exploration, development and property royalty payment as set out in Appendix B which will earn Zena a further undivided 50% working interest in the Right subject to a 20% Net Profits Royalty (as defined in Appendix C) payable to MacLean after Zena achieves a payback of all of its expenditures on Barite (totaling $790,000 after Phase 3). The Phase 3 program shall be based upon a qualifying engineering report recommending the expenditure of up to $460,000. Zena must elect to fund Phase 3 within 1 month of receiving a qualified engineering report recommending the expenditure of up to $460,000 (which excludes any property royalty payment). Such report must be received within one month of completing Phase 2. **Completion of Phase 2 includes Zena's receipt of Phase 2 data necessary to complete the report.**

3.3   The formal option agreement and Zena's interest in the Right will be held by a wholly owned subsidiary of Zena to be established in conjunction with closing of the Transaction.

3.4   Zena and MacLean will set up a committee to approve the payment of budgets in respect of Phase 1, 2 and 3. Zena and MacLean will each have one representative appointed to this committee. Zena will make payments on presentation of invoices as approved by such committee on a semi-monthly basis. These expenditures will be consistent with the Phase 1, 2 and 3 budgets as attached in Appendix B.

3.5   After completing the expenditures required by Phase 1, should Zena decide not to complete the expenditures for Phase 2 or 3, then Zena's interest will be converted to a carried Net Profits Royalty and subject to dilution. Dilution to Zena's Net Profits Royalty if only Phase 1 is completed will take place in stages as follows based upon additional expenditures on Barite by MacLean since entering into this Letter of Intent with Zena (provided such additional expenditures by MacLean are consistent with the budgets presented to Zena as contained in Appendix B):

(i)   should MacLean spend an additional $40,000 on Barite then Zena's carried interest will reduce to 15%;

(ii)   should MacLean spend an additional $100,000 on Barite then Zena's carried interest will reduce to 7.5%;

(iii)   should MacLean spend an additional $200,000 on Barite then Zena's carried interest will reduce to 5%; and

(iv)   should MacLean spend an additional $350,000 on Barite then Zena's carried interest will reduce to 2.5%.

The foregoing dilution will take place only upon each expenditure milestone being met in full by MacLean. After completing Phase 1 in no event can Zena's carried Net Profits Royalty in Barite be reduced below 2.5%. After completing the expenditures required by Phase 2 should Zena decide not to complete the expenditures required by Phase 3 then Zena's interest will be converted to a carried Net Profits Royalty and will be subject to dilution. Dilution to Zena's Net Profits Royalty if Phase 2 is completed by Zena will be calculated by dividing Zena's expenditures on Barite to the end of Phase 2 by the total expenditures on Barite since MacLean entered into the Letter of Intent with Zena (provided such additional expenditures by MacLean are consistent with the budgets presented to Zena as contained in Appendix B) and multiplying by Zena's then held interest (being a carried 50% Net Profits Royalty) provided that if Zena completes Phase 2 then in no event can its carried Net Profits Royalty be diluted to less than 10%.

For clarification purposes only in respect of Zena having completed Phase 2:

Upon completion of Phase 2 Zena will have spent $240,000 and the dilution is calculated on the basis of $240,000/($240,000 plus MacLean's subsequent total expenditures) times 50%. Any total expenditure by MacLean subsequent to Zena's election not to proceed past Phase 2 in excess of $960,000 will not dilute the Net Profits Royalty of Zena below 10%.

If Zena holds these minimum Net Profits Royalties, then these Net Profits Royalties can be purchased by MacLean for $40,000 for the Phase 1 Net Profits Royalty (2.5%) and $240,000 for the Phase 2 Net Profits Royalty (10%). These payments to purchase the Net Profits Royalty are exclusive of proceeds received by Zena from Phase 1, 2 or 3 exploration, bulk sampling or production work.

3.6 Any net proceeds derived from Barite (after underlying royalty payments are made) as a result of the Phases 1 and 2 program, will firstly be paid to Zena, up to the aggregate amount of funds expended by Zena on Barite to that point in time. The balance of any net proceeds derived therefrom will be used to fund the Phase 3 program plus the property royalty payment of $90,000 as expressed in Appendix B, up to a maximum of $550,000, unless Zena elects not to proceed with Phase 3. If Zena elects not to proceed with Phase 3, then the balance of funds, after repaying Zena the aggregate amount of funds expended by Zena on Phases 1 and 2 (up to $240,000) will be paid 50% to Zena and 50% to MacLean. If Zena elects to proceed with Phase 3, then balance of the funds derived from Phases 1 and 2, after repaying Zena the funds expended on Phases 1 and 2 (up to $240,000) will be used to fund Phase 3 plus the property royalty payment of $90,000 as expressed as Appendix B (up to $550,000). If there remains excess funds derived from Phases 1 and 2 after repaying Zena up to the $550,000 Zena expended on Phase 3 and for the property royalty payment, then 40% of the excess funds derived from Phases 1 and 2 will be paid to Zena and 60% of the excess funds will be paid to MacLean.

3.7 Zena will pay MacLean a 20% Net Profits Royalty on any net profits derived from Phase 3 and net profits derived after Phase 3. Zena or its nominee may purchase the Net Profits Royalty after completion of Phase 2 and before Phase 3 is commenced for $400,000. Should Zena elect to purchase the 20% Net Profits Royalty, Zena will have ~~3~~60 days from the date of election to fund such purchase. Any time after Phase 3 is commenced, the Net Profits Royalty may be purchased by Zena for the lower of 20% of the net present value of Barite (as determined by an independent valuator) and 20% of a 3rd party arms length offer to purchase Barite provided that the 3rd party arm's length offer to purchase is not less than 80% of the net present value.

4. Management / Consulting Agreements

4.1 It is acknowledged that the services of MacLean are essential to the success of the Barite and Zena is desirous of appointing MacLean as the Operator of the Project and accordingly, he agrees to enter into an agreement with Zena upon the commencement of Phase 2, the terms of which are to be mutually agreed upon. Subject to applicable regulatory approval MacLean will be paid a retainer of $1,000 per month plus a $250 per diem for each day of attendance at the property, within the framework of the Budget (see Appendix B) for Phases 2 and 3.

4.2   The parties hereto agree that Roy Brown will, upon commencement of Phase 1, be retained to provide consulting services with respect to due diligence, and other administrative requirements to facilitate the closing of the Transaction. Zena will pay a retainer of $2,500 per month for two months, at which time Zena will review this payment and determine whether the need for Mr. Brown's further services are required. If his further services are deemed required, the parties agree to retain Mr. Brown for an additional period of up to ten months at a retainer of $2,500 per month. The payment will be made on the 15th day of each month and may be pro rated in the first month.

4.3   Stock options will be granted to Roy Brown and MacLean on closing in conjunction with the negotiation of agreements contemplated in Sections 4.1 and 4.2. The terms of the stock option grants will be negotiated in good faith within the guidelines and limitations of Exchange policy. These options will be earned and vested as to 50% on completion of Phase 2 and 50% on completion of Phase 3, in addition to any vesting provisions required by the Exchange.

5.   Financing / Sponsorship

5.1   Zena will select and retain a sponsor for the proposed transaction as required by the Exchange.

5.2   Zena and MacLean will collectively use their best efforts to complete a public or private equity financing of approximately $250,000, the final amount and pricing of the financing to be subject to Exchange approval, in conjunction with closing the transaction. The parties agree that they will raise sufficient capital (approximately $250,000), along with Zena's existing cash balance (approximately $200,000), to complete the transaction and have sufficient funds to implement the Zena's business plan ($240,000), cover operating overheads for at least twelve months from closing and have unallocated working capital of $100,000 so as to satisfy the Exchange's policy on minimum listing requirements for Tier 2 resource companies.

6.   Due Diligence Commitment / Expenses

6.1   It is acknowledged by MacLean that he is essential that Zena be provided and MacLean does hereby agree to provide Zena with any and all documents and agreements and other information in order to complete due diligence and prepare documentation to be filed with the Exchange. This includes, but is not limited to, all underlying agreements in respect of Barite and documents evidencing that $100,000 have been spent on Barite in the last 3 years as required by the Exchange or that the Barite is an Advanced Exploration Property as defined in Policy 1.1 of the Exchange.

6.2   Zena may at its option, prior to expending the $40,000 for Phase 1, be entitled to correspond with Bill Inverarity and Donna Miller for the purposes of obtaining confirmation of title and be entitled to send a representative to the Barite property for a site visit. Zena must undertake both of these conditions within 15 days of signing this agreement.

6.3   It is also acknowledged that other due diligence materials, including a business plan, will be required for the preparation of documents to be supplied to the sponsoring brokerage firm and to be supplied to the Exchange. Accordingly, MacLean agrees to use his best efforts to support the preparation of these materials and documents.

6.4   Each of MacLean and Zena shall be responsible for the payment of their respective legal and accounting fees incurred in connection with the transaction.

7. Conditions Precedent

7.1 The completion of the Transaction shall be subject to certain conditions precedent, including, but not limited to the following, which conditions shall be for the benefit of each of Zena and MacLean and may be waived upon agreement of both of the parties except where required by regulatory policy:

(i) The parties entering into a definitive and formal option agreement ("Option Agreement") not later than 120 days following the execution of this Letter of Intent containing, among other things, the terms and conditions set forth herein and the representations, warranties, covenants, and agreements customarily found in such agreements and acceptable to all parties and their respective counsel;

(ii) The approval of all regulatory bodies having jurisdiction in connection with the Transaction, including the Exchange and the British Columbia Securities Commission;

(iii) The approval of "the majority of the minority" of the shareholders of Zena as provided for in Exchange Policy 2.4; and

(iv) The execution of a consulting agreement between Zena and Roy Brown pursuant to Section 4 within 15 days of signing this Letter of Intent.

7.2 The completion of the Transaction shall be subject to the following conditions precedent, which conditions shall be for the sole benefit of Zena and may be waived by Zena except where required by regulatory policy:

(i) Satisfactory completion of due diligence review by Zena, acting reasonably, in connection with all matters relating to MacLean, the Right and Barite; and

(ii) The completion of the obligations of MacLean under this Letter of Intent and the representations and warranties of MacLean remaining correct until the closing of the Transaction.

7.3 The completion of the Transaction shall be subject to the following conditions precedent, which conditions shall be for the sole benefit of MacLean and may be waived by MacLean:

(i) Satisfactory due diligence review by MacLean, acting reasonably, in connection with all matters relating to Zena;

(ii) The completion of the obligations of Zena under this Letter of Intent and the representations and warranties of Zena remaining correct until the closing of the Transaction; and

(iii) No adverse material change shall have occurred on or prior to the Closing Date in respect of the business, affairs, or financial condition of Zena.

8. Representations and Warranties of Zena

8.1 Zena represents and warrants that:

(i) It is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia; and is both a "reporting issuer" and "exchange issuer" as each of these terms are defined in the BC Securities Act;

(ii)   Entering into this Letter of Intent does not and will not conflict with, and does not and will not result in a breach of, any terms of its incorporating documents or any agreement to which Zena is a party;

(iii) Zena's common shares are currently suspended from trading on the Exchange, subject to the completion of a Qualifying Transaction;

(iv) Zena presently has a total of 3,667,500 fully paid common shares issued and outstanding. There are 272,500 outstanding incentive stock options to directors and an officer to acquire shares in the capital of Zena at the price of $0.15 per share;

(v)   Zena is up to date with respect to filing of Annual Reports with the Registrar of Companies;

(vi) Zena is not a party to or subject to any outstanding judgements, lawsuits or proceedings and there are no pending lawsuits or proceedings;

(vii) The directors and officers of Zena are set out in the below table:

NAME	FUNCTION
Kevin Hanson	Director
Terry Amisano	Director and President
Alan Crawford	Director
Brian Hanson	Secretary and Chief Financial Officer

(viii) Zena holds all necessary permits, licenses and authorities to operate its business in British Columbia; and

(ix) Zena has a minimum cash balance of $200,000 net of liabilities of any nature, as of the date of this Letter of Intent.

9.   Representations and Warranties of MacLean

9.1   MacLean represents and warrants that:

(i)   Entering into this Letter of Intent does not and will not conflict with, and does not and will not result in a breach of any agreement to which MacLean is a party;

(ii)   MacLean is not a party to or subject to any outstanding judgements, lawsuits or proceedings and there are no pending lawsuits or proceedings;

(iii) MacLean holds all necessary permits, licenses and authorities to operate his business;

(iv) Title to Barite is in good standing and MacLean holds all undivided legal and beneficial title to Barite;

(v)   There are no encumbrances or commitments relating to Barite other than as have been disclosed herein;

(vi) There has been a minimum of $100,000 in exploration expenditures on Barite in the last three years or the Barite is an Advanced Exploration Property as defined in Policy 1.1 of the Exchange;

(vii) The royalty payment, as referred to in the agreement dated December 26, 2002 between Bill Inverarity and MacLean (Appendix A), is only payable in respect of ore sold from the high grade Phase 2 target area as previously disclosed in writing to Zena; and

(viii) The costs provided in Appendix B are first order estimates of future costs to develop near surface reserves and install a 50 tonne per day barite flotation plant.

10.   General

10.1   This Letter of Intent may be executed in counterpart and by fax.

10.2   Each party shall provide the other party and their duly appointed representatives with reasonable access to all relevant books, records, files, and title documents in their possession or to which they have access, prior to the Closing Date, in order that each party may satisfy itself as to corporate, financial, and legal matters regarding the other party and such other party's ownership of assets, as applicable.

10.3   Each party hereto will execute and deliver all documents as shall be reasonably required in order to complete this Letter of Intent.

10.4   This Letter of Intent shall be exclusively governed and construed pursuant to the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

If the terms and conditions as outlined above are satisfactory to you, please indicate your acceptance by signing a copy of this Letter of Intent and returning it to us. Until such time as the formal agreement contemplated herein is executed, this Letter of Intent will remain in full force and effect unless terminated by the mutual agreement of all parties hereto.

Yours very truly,

ZENA CAPITAL CORP.

Per: _____
Terry Amisano, President

_____

Agreed to by Byard MacLean

Per: _____
Byard MacLean

Underlying Agreements

Agreement December 26, 2002 Bill Inverarity and Byard MacLean

Assignment Agreement December 27, 2002, Bill Inverarity, Byard MacLean and Donna Gail Miller

Rock Creek Property Lapin Barite Property Option Agreement December 26, 2002, Donna Gail Miller and Bill Inverarity and Appendix A thereto.

Phases 1, 2 and 3 Cost Estimates

PHASE I - Due Diligence		
Property Payment	$10,000	
Trenching	$4,000	
Drilling	$6,000	
Geophysics	$4,000	
Project Management	$5,000	
Professional Analysis	$1,000	
Subtotal	$30,000	
Success Follow-up	$10,000	
PHASE I - Total		**$40,000**

PHASE II - Test Marketing/Ore Development		
TEST MINING	$/T	$total
Bauer Mill Purchase		**$25,000**
Mining	$10	
Interim Haulage	$5	
Contract Crushing	$7	
Milling	$10	
Bagging/Palletting	$20	
Delivery	$35	

			per
total	$87	**$104,400**	1200
			tonnes
ORE DEVELOPMENT			

Linecutting etc.	$2,000	
Gravity Survey	$4,000	
Trenching	$6,000	
Drilling	$16,000	
Mob/Demob	$3,000	
Professional Analysis	$3,000	
Subtotal	$34,000	
Success Follow-up	$14,000	
total		**$48,000**
		$177,400
CONTINGENCY	13%	**$22,600**
PHASE II - Total		**$200,000**

PHASE III - 50 tonnes Barite/Day		
MINE CAPITAL		**$225,000**
Equipment		$150,000
Development		$75,000
MILL CAPITAL		**$225,000**
Crusher		$10,000
Grinding Mill		$30,000
Flotation		$30,000
Thickener		$10,000
Filter		$5,000
Dryer		$15,000
Bagger		$15,000
Pumps & Piping		$10,000
Electrics		$15,000
Installation		$50,000
total		**$415,000**
CONTINGENCY	11%	**$45,000**
PROPERTY ROYALTY PAYMENT		**$90,000**
PHASE III - Total		**$550,000**

NET PROFITS ROYALTY

Pursuant to the attached Letter of Intent, (the "MacLean") may be entitled to a royalty equal to a percentage of Net Profits (hereinafter called the "Net Profits Royalty"). Zena shall be entitled to a 100% legal and beneficial interest in the Barite subject to the Net Profits Royalty. The Net Profits Royalty shall be calculated as follows:

Zena shall establish a Royalty Account to which it shall debit (credit):

    (i)   Pre-production Expenditures;

    (ii)   Working Capital;

    (iii)   Operating Losses;

    (iv)   Operation Cost

    (v)   Revenue

    (vi)   Post-production Capital Expenditures;

    (vii)   Interest Charges; and

    (viii)   Reserve Charges.

Zena shall apply Net Profits first to reduce the amounts debited to the Royalty Account. While there is any debit balance in the Royalty Account, Zena shall retain Net Profits. Whenever the Royalty Account shows no debits, Net Profits in an amount equal to the credit balance in the Royalty Account shall be distributed to MacLean in an amount equal to the applicable Net Profits Royalty, and the balance to Zena.

Zena shall debit or credit amounts to the Royalty Account, whichever is applicable, on a monthly basis and distribution of Net Profits shall be made on an interim basis within twenty days of the end of each month. A final settlement of the distribution of Net Profits shall be made within 90 days of the end of each calendar year. Zena shall be entitled to deduct any overpayment of Net Profits as revealed in the annual calculation for purposes of the final settlement from future payments due to MacLean. Any under payment shall be paid by Zena to MacLean forthwith.

Terms which are defined in the Letter of Intent shall have the same defined meaning in this Appendix and the following words, phrases and expressions shall have the following meanings:

Royalty Account

The Royalty Account is the account to be established by Zena for purposes of calculating the amount of MacLean's Net Profits Royalty.

Pre-production Expenditures

Pre-production Expenditures for the purpose of calculating the Net Profits Royalty, means all money provided and spend by Zena on the Barite prior to the commencement of Commercial Production. Without limiting the generality of the foregoing, Pre-production Expenditures shall include all money provided and spent by Zena exploring, developing and equipping the Barite for production; completing Feasibility Reports; maintaining the Barite in good standing; constructing all facilities necessary to commence Commercial Production on the Barite; constructing and acquiring infrastructure or facilities off the Barite but required for Commercial Production; and on making any other expenditures related to the achievement of Commercial Production. Zena shall be entitled to include as a Pre-production Expenditure a reasonable charge for management and administration not to exceed ten percent (10%) of all other Pre-exploration Expenditures, which shall be computed quarterly and charged to the Royalty Account at the end of each calendar year.

Working Capital

Working Capital means all monies spent by Zena for working capital prior to the date when Commercial Production on the Barite generates sufficient revenue to satisfy working capital requirements.

Operating Losses

Operating Losses means, in any month after the commencement of Commercial Production, the amount by which Operating Costs exceed Revenue.

Operating Costs

Operating Costs means all costs of Commercial Production categorized as "Operating" costs by generally accepted accounting practice including all taxes, royalties and other levies except for federal and provincial corporate income taxes but not including any charges for depreciation, deletion or amortization. Operating Costs shall also include a reasonable charge for administration and management not to exceed 10% of all other Operating Costs.

Revenue

Revenue means the amount of money received by Zena for the sale of minerals from the Barite, the cost of which has been previously charged to the Royalty Account.

Post-production Capital Expenditures

Post-production Capital Expenditures means all expenditures made by Zena to acquire or construct assets having a useful life or more than one year or on development or expansion of a mine or other production facilities the cost of which would be charged on a unit of production basis in accordance with generally accepted accounting principles.

Interest Charges

Interest Charges means an amount obtained by applying the Prime Rate established from time to time by the Bank of Montreal at the time the calculation is made plus one percent (1%) to the month end debit balance in the Royalty Account. The amount so obtained shall be debited to the Royalty Account at the time of calculation.

Reserve Charges

Reserve Charges means an amount to be established by estimating the cost of rehabilitation and environmental costs which will have to be spent after Commercial Production has terminated and charging a portion of that cost monthly to the Royalty Account over a reasonable period of time commencing no sooner than five years prior to the termination of Commercial Production.

Net Profits

Net Profits means, in any month after the Completion Date, the amount by which Revenue exceeds Operating Costs.

THIS AGREEMENT is made as of the _____ day of August, 2003 (the "Amending Agreement").

BETWEEN:

> **DONNA GAIL MILLER**, an individual residing at N15607 Timberwood Court, Spokane, Washington 99208 (hereinafter called "Miller")

> OF THE FIRST PART

AND:

> **BILL INVERARITY**, a businessman, having an office at 3916 – 17th Street, Calgary, Alberta T2T 4P2 (hereinafter called "Inverarity")

> OF THE SECOND PART

AND:

> **BYARD MACLEAN**, a businessman, having an office at 3407 West 40th Avenue, Vancouver, British Columbia V6N 3B5 (hereinafter called "Maclean")

> OF THE THIRD PART

AND:

> **ZENA CAPITAL CORP.**, a body corporate formed pursuant to the laws of the Province of British Columbia and having an office at 604 – 750 West Pender Street, Vancouver, British Columbia V6C 2T7 (hereinafter called "Zena")

> OF THE FOURTH PART

WHEREAS:

A. Miller is the recorded and beneficial owner of a 100% interest in the rights to industrial minerals on certain property located in the Province of British Columbia and situated in the Greenwood and Osoyoos Mining Divisions of the Province of British Columbia all as more particularly described in an option agreement (the "Property Option Agreement") between Miller and Inverarity made as of December 26, 2002 (the "Property");

B. Pursuant to the Property Option Agreement, Miller granted and transferred to Inverarity all legal and beneficial title to barite mineralization contained in the Property;

C.   Pursuant to an agreement made as of December 26, 2002 between Inverarity and Maclean (the "Inverarity Agreement") Inverarity transferred and assigned to Maclean all of Inverarity's interest in and to the Property Option Agreement in consideration of the terms set out therein;

D.   Pursuant to an assignment agreement made as of December 27, 2002 between Inverarity, Maclean and Miller (the "Assignment Acknowledgement Agreement"), Miller acknowledged and agreed to the assignment of Inverarity's interest in the Property and the Property Option Agreement to Maclean;

E.   Pursuant to a letter of intent between Maclean and Zena dated May 6, 2003 (the "Letter of Intent"), Zena and Maclean outlined the terms and conditions upon which such parties propose to enter into an agreement by which Zena will acquire from Maclean all of Maclean's interest, by way of assignment, in the Property and the Property Option Agreement; and

F.   The parties hereto desire to amend the terms of the Property Option Agreement, Inverarity Agreement, Assignment Acknowledgement Agreement and the Letter of Intent (collectively, the "Agreements") so as to more precisely define the nature of the mineralization which is the subject of such Agreements and so as to more particularly determine the nature of certain royalties to be paid.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the premises and of the mutual covenants and agreements hereinafter contained and for such other good and valuable consideration paid by each of the parties hereto to each of the other parties hereto, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereto covenant and agree as follows:

1.   Wherever the term "barite" appears in each of the Agreements, save and except as hereafter specified, such shall be replaced with term "industrial minerals".

2.   For the purposes of this Amending Agreement and the Agreements, the term "industrial minerals" shall mean any and all ores, minerals and metals other than gold, silver, platinum, petroleum, natural gas and all other hydrocarbons or any of them.

3.   In section 7.1 of the Property Option Agreement, the term "barite" in the phrase Minimum Advance Barite Royalty shall not be replaced with the term "industrial minerals" pursuant to this Amending Agreement.

4.   In addition to the royalty to be paid in section 7.2 of the Property Option Agreement, a royalty shall be paid to Miller on industrial minerals other than barite based upon industry standards as from time to time are in effect provided that if a dispute arises with respect to the amount of such royalty or any other terms surrounding the payment of such the parties hereto agree that such dispute shall be referred to a single arbitrator pursuant to the *Commercial Arbitration Act* (British Columbia) or such successor legislation in effect in the Province of British Columbia at that time, whose decision shall be final and binding upon all parties concerned.

5.   For greater certainty, the $300,000 cap on royalties specified in section 7.3 of the Property Option Agreement shall include any and all royalties paid on both barite and other industrial minerals pursuant to the Property Option Agreement.

6.   The term "barite" contained in recital C and in section 1.1(c) of the Inverarity Agreement shall not be changed to the term "industrial minerals" pursuant to this Amending Agreement.

7.   The parties hereto confirm that the Agreements remain in full force and effect the date of this Amending Agreement unchanged save as amended hereby.

8.   This Amending Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective heirs, administrators, successors and permitted assigns.

9.   This agreement may be executed in several counterparts and by facsimile transmission, all of which will be taken and read together to form one and the same agreement.

This Amending Agreement was executed by the parties hereto as at the day and year first above written.

_____
DONNA GAIL MILLER

_____
BILL INVERARITY

ZENA CAPITAL CORP.

By:

_____
BYARD MACLEAN

_____
Authorized Signatory

OPTION AGREEMENT

THIS OPTION AGREEMENT made as of the 24 day of September 2003

BETWEEN:

> Byard MacLean, a businessman having an office at 1274 West
> Pender Street, Vancouver, British Columbia, V6E 2S8
>
> (hereinafter referred to as "MacLean")

OF THE FIRST PART

AND:

> Zena Capital Corp. and it's wholly owned subsidiary Rock Creek
> Minerals Ltd. having offices at #604 – 750 West Pender St.,
> Vancouver, British Columbia V6C 2T7
>
> (hereinafter collectively referred to as "the Company")

OF THE SECOND PART

WHEREAS:

A.   MacLean has all legal and beneficial title to certain mineral properties located in the Greenwood Mining Division, near the village of Bridesville and is centered approximately at Latitude 49 01' 45" North and Longitude 119 07' 0" West on NTS map sheet 82E/3E (the "Claims") more properly described in Appendix D.

B.   MacLean has agreed to grant an option to the Company to acquire an undivided 100% legal and beneficial interest in the Claims on the terms and conditions contained in this Option Agreement (the "Agreement"), subject to a 20% net profits royalty.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT for and in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

A   Grant of Option

A.1   MacLean hereby irrevocably grants to the Company an option (the "Option") to purchase up to a 100% legal and beneficial interest in the Claims on the terms and conditions set out in this Agreement free and clear of any and all liens, encumbrances and charges save as specified herein.

B   Definitions

In this Agreement the following terms have the following meaning:

B.1 "Commercial Production" means

(i)   if a mill is constructed in Phase 3, the last day of the first period of 30 consecutive days during which ores from the Claims have been processed through the mill at an average rate of not less than 60% of the initial rated capacity of such mill or

(ii) if no mill is constructed in Phase 3, the last day of the first period of 30 consecutive days during which ore has been shipped from the Claims on a reasonable quantity basis for the purpose of earning revenue.

B.2 "Program" means the work plan and budget of Mining Operations.

B.3 "Production Notice" means a notice given to the Management Committee by the Operator that includes a work plan and budget that recommends commencing Commercial Production from the Claims.

B.4 "Mining Operations" means every kind of work done by the Operator on or in respect to the Claims by or under the direction of the Management Committee including but not limited to investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates, and studies, designing, equipping, improving, surveying, construction, rehabilitation, reclamation, and environmental protection.

B.5 "Net Profits Royalty" means a royalty on Net Profits as defined in Appendix C attached.

1. **Terms of Option**

1.1 The Option will be based on a three phase program of exploration and "earn-in" by the Company. In order to exercise the Option and maintain such in good standing and in full force and effect, the Company shall:

(i) Incur up to $40,000 on a Phase 1 program of exploration described in Appendix B (of which $10,000 will be on account of an option payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn the Company an undivided 30% working interest in the Claims. The $40,000 is to be spent by the Company prior to the TSX Venture Exchange (the "Exchange") approval to the transaction and is to be funded as to $25,000 as permitted by section 8.5(b) of Policy 2.4 of the Exchange and as to $15,000 as part of due diligence expenditures by the Company to be incurred on the Claims. The parties hereby confirm and agree that the Phase 1 program has as of the date of this Agreement been completed under the guidelines outlined and the Company has earned an undivided 30% working interest in the Claims.

(ii) Subject to the completion of Phase 1, the Company shall have the option to expend up to a further $200,000 on a Phase 2 program on the Claims consisting of exploration, development and equipment purchases as set out in Appendix B (of which $25,000 will be on account of an equipment purchase payment to Bill Inverarity as set out in the December 26, 2002 agreement between Bill Inverarity and MacLean listed in Appendix A) which will earn the Company a further undivided 20% working interest in the Claims thereby bringing the total interest held by the Company to an undivided 50% working interest in the Claims. The Company will be entitled to at least a 100% payback of its expenditures from Net Profits (as defined in Appendix C) derived from the Claims on completion of Phases 1 and 2 while still maintaining its 50% interest. Phase 2 of exploration shall be based upon a qualified engineering report (recommending the expenditure of $200,000) and will be subject to Exchange approval. If such recommendation is not forthcoming then the Company's entitlement to increase its undivided working interest in the Claims is terminated provided that the remaining terms of this Agreement shall continue in full force and effect unamended.

(iii) Subject to the completion of Phase 2, the Company shall have the option to spend a further $550,000 on a Phase 3 program of exploration, development and property royalty payment as set out in Appendix B which will earn the Company a further undivided 50% working interest in the Claims thereby bringing the Company's interest in the

Claims to a 100% legal and beneficial ownership subject to a 20% Net Profits Royalty (as defined in Appendix C) payable to MacLean after the Company achieves a payback of all of its expenditures on the Claims (totaling $790,000 after Phase 3). The Phase 3 program shall be based upon a qualified engineering report recommending the expenditure of up to $460,000. If such recommendation is not forthcoming then the Company's entitlement to increase its undivided working interest in the Claims is terminated provided that the remaining terms of this Agreement shall continue in full force and effect unamended. The Company must elect to fund Phase 3 within 1 month of receiving a qualified engineering report recommending the expenditure of up to $460,000 (which excludes any property royalty payment). Such report must be received within one month of completing Phase 2, provided that the completion of Phase 2 shall not be deemed to have occurred until the Company has received all data necessary to complete the report. If the Company is unable to fund the full amount of the expenditure for Phase 3 within three months from the date that it elected to continue to fund, then the Company's entitlement to increase its undivided working interest in the Claims is terminated provided that the remaining terms of this Agreement shall continue in full force and effect unamended.

(iv) Having completed the expenditures required by Phase 1, should the Company decide not to complete the expenditures for Phase 2, then the Company's interest will be converted to a carried Net Profits Royalty of 30% which will be subject to reduction in the following stages based upon additional expenditures on the Claims by MacLean since the date of this agreement:

(i)   should MacLean spend an additional $40,000 on the Claims then the Company's carried Net Profits Royalty will reduce to 15%;

(ii)   should MacLean spend an additional $100,000 on the Claims (inclusive of the previous $40,000) then the Company's carried Net Profits Royalty will reduce to 7.5%;

(iii)   should MacLean spend an additional $200,000 on the Claims (inclusive of the previous $100,000) then the Company's carried Net Profits Royalty will reduce to 5%; and

(iv)   should MacLean spend an additional $350,000 on the Claims (inclusive of the previous $200,000) then the Company's carried Net Profits Royalty will reduce to 2.5%

The foregoing reduction will take place only upon each expenditure milestone being met in full by MacLean. After completing Phase 1 in no event can the Company's carried Net Profits Royalty in the Claims be reduced below 2.5%. After completing the expenditures required by Phase 2 should the Company decide not to complete the expenditures required by Phase 3 then the Company's interest will be converted to a carried Net Profits Royalty of 50% and will be subject to reduction by dividing the Company's expenditures on the Claims to the end of Phase 2 by the total expenditures on the Claims by the Company and MacLean since the date of this Agreement and multiplying by the Company's then held interest (being a 50% Net Profits Royalty) provided that if the Company completes Phase 2 in no event can its Net Profits Royalty be reduced to less than 10%.

For clarification purposes only in respect of the Company having completed Phase 2:

Upon completion of Phase 2 the Company will have spent at least $240,000 and the reduction is calculated on the basis of $240,000 divided by ($240,000 plus MacLean's subsequent total expenditures) times 50%. Any total expenditure by MacLean subsequent to the Company's election not to proceed past Phase 2 in excess of $960,000 will not reduce the Net Profits Royalty of the Company below 10%.

If the Company holds either of the foregoing minimum Net Profits Royalties, then the 2.5 % Net Profits Royalty can be purchased by MacLean for the greater of $40,000 or the amount actually incurred by the Company on Phase 1 expenditures and the 10% Net Profits Royalty can be purchased by MacLean for the greater of $240,000 or the amount actually incurred by the Company on Phase 2 expenditures. These payments to purchase the aforementioned Net Profits Royalties are exclusive of any proceeds received by the Company from Phase 1, 2 or 3 exploration, bulk sampling or production work.

1.2   Any net proceeds derived from the Claims (after underlying third party royalty payments are made) as a result of the Phases 1 and 2 program, will firstly be paid to the Company, up to the aggregate amount of funds expended by the Company on the Claims including payments made to Bill Inverarity to that point in time. The balance of any net proceeds derived there from will be used to fund the Phase 3 program plus the property royalty payment of $90,000 as expressed in Appendix B, up to a maximum of $550,000, unless the Company elects not to proceed with Phase 3. If the Company elects not to proceed with Phase 3, then the balance of funds, after repaying the Company the aggregate amount of funds expended by the Company on Phases 1 and 2 including payments made to Bill Inverarity, will be paid 50% to the Company and 50% to MacLean provided that MacLean hereby acknowledges that, at the date of this agreement, 37.5% of this future amount is beneficially owned by Roy Brown by a separate agreement between these two parties. If the Company elects to proceed with Phase 3, then the balance of the funds derived from Phases 1 and 2, after repaying the Company the funds expended on Phases 1 and 2 (including payments made to Bill Inverarity) (i.e. a minimum of up to $240,000) will be used to fund Phase 3 plus the property purchase payment of $90,000 as expressed in Appendix B (thereby bringing the total expenditures up to an additional minimum of $550,000). If there remains excess funds derived from Phases 1 and 2 after repaying the Company up to the $550,000 plus any overruns the Company expended on Phase 3 and for the property royalty payment, then 40% of the excess funds derived from Phases 1 and 2 will be paid to the Company and 60% of the excess funds will be paid to MacLean. MacLean hereby acknowledges that, at the date of this Agreement, 37.5% of this future amount is beneficially owned by Roy Brown by a separate agreement between these two parties.

1.3   The Company will pay MacLean a 20% Net Profits Royalty (as to 62.5% of the 20% to MacLean and 37.5% of the 20% to Roy Brown) on any Net Profits derived from Phase 3 and Net Profits derived after Phase 3. The Company or its nominee may purchase such 20% Net Profits Royalty Royalty from MacLean after completion of Phase 2 and before Phase 3 is commenced for $400,000 (payable $250,000 to MacLean and $150,000 to Roy Brown). Should the Company elect to purchase the 20% Net Profits Royalty, the Company will have 60 days from the date of election to fund such purchase. Any time after Phase 3 is commenced, the 20% Net Profits Royalty may be purchased by the Company from MacLean for the lesser of 20% of the then net present value of the Claims (as determined by an independent valuator) and 20% of a 3rd party arms length offer to purchase the Claims provided that the 3rd party arm's length offer to purchase is not less than 80% of the then net present value (as determined by an independent valuator).

2. **Financing / Sponsorship**

2.1 MacLean acknowledges that the Company is listed on the Exchange as a capital pool company, and as such the Company is required, within a specified time frame, to acquire an asset of merit and to meet the minimum listing requirements of the Exchange (a "Qualifying Transaction"). In this regard the Company's acquisition of the Option and an interest in the Claims is to serve as the Company's Qualifying Transaction.

2.2 To facilitate the Company's Qualifying Transaction the Company and MacLean will collectively use their best efforts to complete a public or private equity financing by the Company of approximately $300,000, provided that the final amount and pricing of the financing will be subject to Exchange approval. The Company agrees that it will use its best efforts to raise sufficient capital (approximately $300,000), which when added to the Company's existing cash balance (approximately $120,000), will be sufficient to complete the Qualifying Transaction, within 30 days of Exchange approval, thereto such that the Company shall have sufficient funds to implement Phase 2 exploration by the Company on the Claims, cover operating overheads for at least 12 months from Exchange approval and have unallocated working capital of at least $100,000 so as to satisfy the Exchange's policy on minimum listing requirements for Tier 2 resource companies.

3 **Due Diligence Commitment / Expenses**

3.1 It is acknowledged by MacLean that it is essential the Company be provided and MacLean does hereby agree to provide the Company with any and all documents and agreements and other information in order for the Company to complete its due diligence review of the Claims and for the Company to prepare documentation to be filed with the Exchange in order for the Option and the Company's acquisition of an interest in the Claims to serve as the Company's Qualifying Transaction. This includes, but is not limited to, all underlying agreements in respect of the Claims and documents evidencing that at least $100,000 has been spent on the Claims in the last 3 years as required by the Exchange or that the Claims constitute an "Advanced Exploration Property" as defined in Policy 1.1 of the Exchange.

3.2 It is also acknowledged by MacLean that other due diligence materials, including a business plan, may be required in connection with the Company's Qualifying Transaction. Accordingly, MacLean agrees to use his best efforts to support the preparation of such materials and documents.

3.3 MacLean agrees to serve the Company as a senior officer and/or director should he be requested to do so by the Company.

4. **Representations and Warranties of the Company**

4.1 The Company (which for the purposes of subsections ii, iv, v, viii and x below do not include Rock Creek Minerals Ltd.) represents and warrants to MacLean that:

(i) it is a valid and subsisting corporation duly incorporated and in good standing under the laws of the Province of British Columbia;

(ii) It is a "reporting issuer" under the BC Securities Act and the Alberta Securities Act;

(iii) entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any terms of its incorporating documents or any agreement to which the Company is a party;

(iv) its common shares are currently suspended from trading on the Exchange, subject to the completion of a Qualifying Transaction;

(v) the Company presently has a total of 3,667,500 fully paid common shares issued and outstanding. There are 272,500 outstanding incentive stock options to directors and an officer of the Company to acquire shares in the capital of the Company at the price of $0.15 per share;

(vi) the Company is up to date with respect to the filing of annual reports with the Registrar of Companies, British Columbia;

(vii) the Company is not a party to or subject to any outstanding judgements, lawsuits or proceedings and there are no pending lawsuits or proceedings;

(viii) the directors and officers of the Company are set out in the below table:

NAME	FUNCTION
Kevin Hanson	Director
Terry Amisano	Director and President
Alan Crawford	Director
Brian Hanson	Secretary and Chief Financial Officer

(ix) the Company holds all necessary permits, licenses and authorities to operate its business in British Columbia;

(x) the Company has a minimum cash balance of $120,000 net of liabilities of any nature, as of the date of this Agreement.

5. Representations and Warranties of MacLean

5.1 MacLean represents and warrants to the Company that:

(i) entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of any agreement to which MacLean is a party and MacLean has obtained all third party approvals necessary for him to enter into or to be bound by the terms of this Agreement.

(ii) MacLean, to the best of his knowledge after reasonable due diligence, has all legal and beneficial title to the Claims subject only to certain property payments and royalty payments on production (being a minimum yearly advance royalty payment of $4,000, commencing July 21, 2003, to a maximum of $300,000 and the payment of $5.00 per tonne of barite sold from the high grade Phase 2 target area all as disclosed in the Agreements listed in Appendix A) and that the Claims are not subject to any other commitments, payments, royalties, liens, encumbrances or charges. MacLean hereby grants to the Company the exclusive right and option to acquire up to a 100% undivided right, title and interest in and to the Claims subject only to the Company continuing to make its pro rata portion (based upon the working interest the Company has earned in the Claims from time to time) of the foregoing advance royalty payments, high grade ore payments as well as those additional royalty payments to MacLean, as set out in section 1 hereof. MacLean acknowledges on his behalf, that the Company has advanced the payment of $3000 on the July 21, 2003 royalty payment.

(iii) MacLean holds all necessary permits, licenses and authorities to operate his business, to hold title to the Claims and to explore and extract minerals from the Claims.

(iv) there has been a minimum of $100,000 in exploration expenditures on the Claims in the three years proceeding the date of this Agreement or the Claims constitute an Advanced Exploration Property as defined in Policy 1.1 of the Exchange;

(v) the royalty payment, as referred to in the agreement dated December 26, 2002 between Bill Inverarity and MacLean (Appendix A), is only payable in respect of barite ore in excess of 3000 tonnes sold from the high grade Phase 2 target area as previously disclosed in writing to the Company.

(vi) the costs provided in Appendix B are first order estimates of future costs to develop near surface reserves and install a 50 tonne per day barite flotation plant.

(vii) all of the underlying agreements listed in Appendix A are in good standing and there have been no defaults there under.

(viii) estimates (derived from analysis of completed Phase 1 work program) will have production of 7000 tonnes of direct ship Barite.

6. **Management Committee**

6.1 A Management Committee (the "Management Committee") shall be established within 14 days of the execution of this Agreement. Except as herein otherwise provided, the Management Committee shall make all decisions in respect of Mining Operations.

6.2 The Company shall appoint two representatives and at least two alternate representatives and MacLean shall appoint one representative and at least one alternate representative to the Management Committee. Alternate representatives may attend all meetings and alternate representatives may act for a party's representatives in their absence.

6.3 The Operator (as hereinafter defined) shall call Management Committee meetings at least once every 6 months, and, in any event, within 14 days of being requested to do so by any two representatives.

6.4 The Operator shall give notice, specifying the time and place of, and the agenda for, the meeting, to all representatives at least seven days before the time appointed for the meeting.

6.5 Notice of a meeting shall not be required if representatives of all the parties are present and unanimously agree upon the agenda.

6.6 A quorum for any Management Committee meeting shall consist of all the representatives or their appointed alternates of the parties. If a quorum is present at the meeting, the Management Committee shall be competent to exercise all of the authorities, powers and discretion herein bestowed upon it hereunder. If a quorum is present at the commencement of the meeting, the quorum need not be present throughout the meeting.

6.7 No business shall be transacted at any meeting unless a quorum is present. If a quorum is not present within half an hour from the time appointed for a meeting, the meeting shall, at the unanimous election of those representatives who are present be dissolved or be adjourned to the same place but on a date and at a time, to be fixed by those present at the meeting before the adjournment, which shall be not less than 14 days following the date for which the meeting was called. Notice of the adjourned meeting shall be given to the representatives of all parties forthwith after the adjournment of the meeting. If a quorum is not present at the adjourned meeting within half an hour from the time appointed, the representative or representatives present and entitled to attend and vote at the meeting shall constitute a quorum.

6.8 The Management Committee shall decide every question submitted to it by a vote and such voting shall take place as follows:

1. if Phase 2 is funded by the Company then the Company's representatives shall cast two votes and MacLean's representative shall cast one vote;

2. if Phase 3 is funded by the Company then the Company's representatives shall cast two votes and MacLean's representative shall cast one vote;

3. if Phase 3 is funded by MacLean then his representatives shall cast two votes and the Company's representative shall cast one vote;

4. if subsequent phases of funding should be required, each party's respective representatives shall be entitled to cast in the aggregate that number of votes which is equal to its party's undivided percentage interest in the Claims.

The Management Committee shall make all decisions by simple majority of votes cast.

6.9 The representative of the Operator shall be the Chairman of the Management Committee meetings. The Chairman shall be entitled to appoint a secretary for the meeting. The secretary of the meeting shall take minutes of that meeting and circulate copies thereof to each representative.

6.10 The Management Committee may also make decisions by obtaining the consent in writing of the representatives of all parties. Any decision so made shall be as valid as a decision made at a duly called and held meeting of the Management Committee.

6.11 Management Committee decisions made in accordance with this Agreement shall be binding upon all of the parties.

6.12 The Management Committee may, by agreement of the representatives of all the parties, establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit provided that such rules shall not in any way alter the number of votes that each party is entitled to at meetings of the Management Committee as determined pursuant to the terms of this Agreement

7 Operator

7.1 MacLean shall act as Operator until such time as he resigns or is removed as Operator pursuant to subsection 7.3.

7.2 The party acting as Operator may resign as Operator on at least 90 days' notice to the Company.

7.3 The Company may remove MacLean as Operator, effective the date designated by the Management Committee, if

(a) MacLean is found negligent or fails to perform in a competent manner the duties stated in section 8.

(b) MacLean makes an assignment for the benefit of his creditors, or consents to the appointment of a receiver for all or substantially all of his property, or files a petition in bankruptcy or for a reorganization under the appropriate bankruptcy legislation, or is adjudicated bankrupt or insolvent; or

(c) a court order is entered, without MacLean's consent;

    (i) appointing a receiver or trustee for all or substantially all of his property; or

    (ii) approving a petition in bankruptcy or for a re-organization pursuant to the appropriate bankruptcy legislation or for any other judicial modification or alteration of the rights of creditors.

7.4 If MacLean resigns or is removed as Operator, the Management Committee shall thereupon select another party to become Operator effective the date established by the Management Committee.

7.5 Upon ceasing to be Operator, the former Operator shall forthwith deliver to the new Operator custody of all assets (the "Assets") and any books and records pertaining to the Assets and Claims, which it prepared or maintained in its capacity as Operator. The new Operator shall assume all of the rights, responsibilities, duties and status of the previous Operator as provided in this Agreement. The new Operator shall have no obligation to hire any of the employees of the former Operator.

8 Rights, Duties and Status of the Operator

8.1 The Operator hereunder shall be considered to have the status of an independent contractor. The Operator shall not act or hold himself out as agent for the Company nor make any commitments on the Company's behalf unless specifically permitted by this Agreement or directed in writing by the Company.

8.2 Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator shall perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with this Agreement.

8.3 The Operator shall manage and carry out such Mining Operations as the Management Committee may approve and in connection therewith shall, in advance, if reasonably possible notify the Management Committee of any change in Mining Operations which the Operator considers material and, if it is not reasonably possible, the Operator shall notify the Management Committee as soon thereafter as is reasonably possible.

8.4 The Operator shall have the sole and exclusive right and authority to manage and carry out all Mining Operations and to incur the costs required for that purpose. In so doing the Operator shall, unless it obtains the approval of the Management Committee to do otherwise:

(a) comply with the provisions of all agreements or instruments of title under which the Claims or Assets are held;

(b) pay all costs properly incurred promptly as and when due;

(c)   keep the Claims and Assets free of all liens and encumbrances (other than those, if any, in effect on the date this Agreement is effective and binding) arising out of the Mining Operations and, if a lien is filed , proceed diligently to contest or discharge it;

(d)   prosecute claims or, where a defense is available, defend litigation arising out of the Mining Operations, provided that any party hereto may join in the prosecution or defense at its own expense;

(e)   perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Claims in good standing, including, without limiting generality, staking and restaking mineral claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the industrial minerals;

(f)   maintain accounts in accordance with the accounting procedure provided by the Company, provided that the Operator's judgment on matters related to accounting for which provision is not made in the accounting procedure shall govern if its accounting practices are in accordance with Canadian generally accepted accounting principles; and

(g)   perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining and engineering practices, and in compliance with all applicable federal, provincial, territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement.

9. **Work Programs**

9.1   The Operator shall prepare draft Programs for consideration by the Management Committee. Each draft Program shall contain a statement in reasonable detail of the proposed Mining Operations and a budget of costs the ("Costs") to be incurred except as has already been accepted and defined by the Company and MacLean for Phases 2 and 3 as per Appendix B of this Agreement.

9.2   The Management Committee shall review each draft Program and, if it deems fit, approve the Program with such modifications, if any, as the Management Committee deems necessary. The Operator shall be entitled to an allowance for a cost overrun of 10 percent in addition to any budgeted costs and any costs so incurred shall be deemed to be included in the Program, as approved except where a contingency of 10% or greater has already been included in the budget and approved.

9.3   Notwithstanding subsection 9.1, if, in any year in which there is no Program adopted pursuant to this Agreement, circumstances are such that the Operator must incur costs in order to maintain tenure to the Claims, to satisfy contractual obligations or obligations imposed by law, to prevent waste or to protect life and property (in this subsection 9.3 called "non-discretionary costs"), the Operator shall forthwith propose a program (in this subsection 9.3 called the "mandatory program") to incur those non-discretionary costs and provide each of the members of the Management Committee with one copy thereof. The mandatory program shall be deemed to be approved by the Management Committee and each party hereto shall be obligated to contribute to the non-discretionary costs incurred in proportion to their respective undivided percentage interest in the Claims within 30 days of receipt of the Operator's invoice.

9.4 After completion of Phases 2 and 3, the Operator shall be entitled to invoice each party hereto for Costs incurred and paid by the Operator based upon each party's undivided percentage interest in the Claims at the time the Costs were incurred, provided the invoices are no more frequent than monthly. Each invoice shall be signed by some responsible official of the Operator authorized by the Operator. Each party hereto shall pay the amount invoiced to it within 30 days of receipt of that invoice.

10. Operators Fees

10.1 The Operator may charge the following sums, as an Operator's fee in return for services that it provides PRIOR TO the date that the Management Committee elects to accept a Production Notice:

(a) an Operator retainer of $1000 per month;

(b) an Operator management fee of $75 per hour after 20 hours worked per month rounded up and to a maximum of $300 per day on work instigated or approved by the Company; and

(c) an Operator field fee of $250 per week day and $300 per weekend day payable for each day the Operator is outside the city of Vancouver, B.C. on business instigated or approved by the Management Committee.

10.2 Prior to a Production Notice the Company intends to make every effort to maintain the Operator's fees under $5000 per month and expects the Operator will make his best efforts to establish budgets and time schedules accordingly.

10.3 Operator's fees, as referred to in 10.1 are to be included in Phase 2 total expenditures of $200,000.

10.4 The Operator may charge the following sums, as an Operator's fee in return for services that it provides AFTER the date that the Management Committee elects to accept a Production Notice:

(a) a mine operations management fee (mine & mill construction & operations) of $4,000 per month; and

(b) a field fee of $300 per day payable for each day the Operator is outside the city of Vancouver, B. C. on business instigated or approved by the Management Committee.

10.5 The total fees referred to in section 10.4 (a) and (b)combined is to be capped at $8,000 per month.

10.6 Stock options will be granted to the Operator within the guidelines and limitations of the Exchange within 60 days of the Exchange approval of the Qualifying Transaction. Options will be earned and vested as to 50% on successful completion of Phase 2 and 50% on successful completion of Phase 3, in addition to any vesting provisions required by the Exchange.

10.7 Operators fees, as referred to in 10.2 are to be included in Phase 3 total costs of $460,000.

11. Confidentiality

11.1 The Company agrees to keep confidential all those things, which may be described as trade secrets relating to the Claims and the business plan prepared to advance the development of the Claims unless otherwise required by the law or the policies of the Exchange to make such information public.

11.2 MacLean acknowledges that the Company is a public company and will be required to make public disclosure concerning the Claims and this Agreement from time to time in accordance with applicable securities legislation. Therefore MacLean agrees to submit all necessary information as requested by the Company with respect to the Claims and this Agreement in order to prepare any required news releases and regulatory filings.

12. **General**

12.1 This Agreement may be executed in counterpart and by fax, each of which shall be deemed to be an original, but this Agreement shall be constituted only by such counterparts together.

12.2 Each of MacLean and the Company shall be responsible for the payment of their respective legal and accounting fees incurred in connection with the Qualifying Transaction and this Agreement.

12.3 The parties shall have the right to assign their respective interests in this Agreement.

12.4 Each party shall provide the other party and their duly appointed representatives with reasonable access to all relevant books, records, files, and title documents in their possession or to which they have access, pertaining to the Claims and this Agreement, in order that each party may satisfy itself as to corporate, financial, and legal matters regarding the other party and such other party's ownership of assets, as applicable.

12.5 Each party hereto will execute and deliver all documents as shall be reasonably required in order to complete this Agreement.

12.6 Time shall be of the essence of this Agreement.

12.7 If any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

12.8 This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns subject to authorizations that may be required by the appropriate regulatory authorities.

12.9 This Agreement shall be exclusively governed and construed pursuant to the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

13. Entire Agreement

13.1 This Agreement constitutes the sole and entire agreement between the parties with respect to the subject matter and supersedes and replaces any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

13.2 There are no representations or warranties, express or implied, other than as expressly set forth or referred to herein.

14. Contract Binding

14.1 This contract shall be effective and binding on the parties hereto once signed by the parties subject only to the approval of all regulatory bodies having jurisdiction in connection with this Agreement and the Claims, including the Exchange and the British Columbia Securities Commission being received on or before November 30, 2003.

IN WITNESS WHEREOF this Agreement was executed by the parties as of the date and year first above written.

ZENA CAPITAL CORP.

Terry Amisano, President
Per

ROCK CREEK MINERALS LTD.

Kevin Hanson, Director
Per

MACLEAN

Byard MacLean
Per

Underlying Agreements

Agreement December 26, 2002 Bill Inverarity and Byard MacLean

Assignment Agreement December 27, 2002, Bill Inverarity, Byard MacLean and Donna Gail Miller

Rock Creek Property Lapin Barite Property Option Agreement December 26, 2002, Donna Gail Miller and Bill Inverarity and Appendix A thereto.

Amending Agreement dated as at April 12, 2003

Phases 1, 2 and 3 Cost Estimates

PHASE I - Due Diligence				PHASE III - 50 tonnes Barite/Day			
Property Payment	$10,000						
Trenching	$4,000			MINE CAPITAL		**$225,000**	
Drilling	$6,000						
Geophysics	$4,000			Equipment		$150,000	
Project Management	$5,000			Development		$75,000	
Professional Analysis	$1,000						
Subtotal	$30,000						
Success Follow-up	$10,000			MILL CAPITAL		**$225,000**	
PHASE I - Total		**$40,000**		Crusher		$10,000	
				Grinding Mill		$30,000	
PHASE II - Test Marketing/Ore Development				Flotation		$30,000	
TEST MINING	$/T	$total		Thickener		$10,000	
				Filter		$5,000	
Bauer Mill Purchase		**$25,000**		Dryer		$15,000	
Mining	$10			Bagger		$15,000	
Interim Haulage	$5			Pumps & Piping		$10,000	
Contract Crushing	$7			Electrics		$15,000	
Milling	$10			Installation		$50,000	
Bagging/Palletting	$20						
Delivery	$35				**total**	**$415,000**	
			per				
total	$87	**$104,400**	**1200**	CONTINGENCY	**11%**	**$45,000**	
				PROPERTY			
				ROYALTY			
			tonnes	PAYMENT		**$90,000**	
ORE DEVELOPMENT				**PHASE III - Total**		**$550,000**	
Linecutting etc.	$2,000						
Gravity Survey	$4,000						
Trenching	$6,000						
Drilling	$16,000						
Mob/Demob	$3,000						
Professional Analysis	$3,000						
Subtotal	$34,000						
Success Follow-up	$14,000						
total		**$48,000**					
		$177,400					
CONTINGENCY	**13%**	**$22,600**					
PHASE II - Total		**$200,000**					

NET PROFITS ROYALTY

Pursuant to the attached Agreement, Net Profits shall be paid and shall be calculated as follows:

The Company shall establish the Royalty Account to which it shall debit (credit):

(i)   Revenue
(ii) Pre-production Expenditures;

(iii) Working Capital;

(iv) Operating Losses;

(v)   Operating Costs

(vi) Post-production Capital Expenditures;

(vii) Interest Charges; and

(viii) Reserve Charges.

The foregoing being the "Net Profits".

The Company shall apply Net Profits first to reduce the amounts debited to the Royalty Account. While there is any debit balance in the Royalty Account, the Company shall retain Net Profits. Whenever the Royalty Account shows no debits, Net Profits in an amount equal to the credit balance in the Royalty Account shall be distributed to in an amount equal to the applicable Net Profits Royalty, and the balance to the Company.

The Company shall debit or credit amounts to the Royalty Account, whichever is applicable, on a monthly basis and distribution of Net Profits shall be made on an interim basis within twenty days of the end of each month. A final settlement of the distribution of Net Profits shall be made within 90 days of the end of each calendar year. The Company shall be entitled to deduct any overpayment of Net Profits as revealed in the annual calculation for purposes of the final settlement from future payments due. Any under payment shall be paid by the Company forthwith.

Terms which are defined in the Agreement shall have the same defined meaning in this Appendix and the following words, phrases and expressions shall have the following meanings:

Royalty Account

The Royalty Account is the account to be established by the Company for purposes of calculating the amount of Net Profits Royalty.

Pre-production Expenditures

Pre-production Expenditures for the purpose of calculating Net Profits , means all money provided and spent by the Company on the Claims prior to the commencement of Commercial Production. Without limiting the generality of the foregoing, Pre-production Expenditures shall include all money provided and spent by the Company exploring, developing and equipping the Claims for production; completing feasibility Reports; maintaining the Claims in good standing; constructing all facilities necessary to commence Commercial Production on the Claims; constructing and acquiring infrastructure or facilities off the Claims but required for Commercial Production; and on making any other expenditures related to the achievement of Commercial Production. The Company shall be entitled to include as a Pre-production Expenditure a reasonable charge for management and administration not to exceed ten percent (10%) of all other pre-exploration Expenditures, which shall be computed quarterly and charged to the Royalty Account at the end of each calendar year.

Working Capital

Working Capital means all monies spent by the Company for working capital prior to the date when Commercial Production on the Claims generates sufficient revenue to satisfy working capital requirements.

Operating Losses

Operating Losses means, in any month after the commencement of Commercial Production, the amount by which Operating Costs exceed Revenue.

Operating Costs

Operating Costs means all costs of Commercial Production categorized as "Operating" costs by generally accepted accounting practice including all taxes, royalties and other levies except for federal and provincial corporate income taxes but not including any charges for depreciation, deletion or amortization. Operating Costs shall also include a reasonable charge for administration and management not to exceed 10% of all other Operating Costs.

Revenue

Revenue means the amount of money received by the Company for the sale of minerals from the Claims, the cost of which has been previously charged to the Royalty Account.

Post-production Capital Expenditures

Post-production Capital Expenditures means all expenditures made by the Company to acquire or construct assets having a useful life of more than one year or on development or expansion of a mine or other production facilities the cost of which would be charged on a unit of production basis in accordance with generally accepted accounting principles.

Interest Charges

Interest Charges means an amount obtained by applying the Prime Rate established from time to time by the Bank of Montreal at the time the calculation is made plus one percent (1%) to the month end debit balance in the Royalty Account. The amount so obtained shall be debited to the Royalty Account at the time of calculation.

Reserve Charges

Reserve Charges means an amount to be established by estimating the cost of rehabilitation and environmental costs which will have to be spent after Commercial Production has terminated and charging a portion of that cost monthly to the Royalty Account over a reasonable period of time commencing no sooner than five years prior to the termination of Commercial Production.

CLAIMS

The following claims are located in the Greenwood Mining Division, near the village of Bridesville, British Columbia and are centered approximately at Latitude 49 01' 45" North and Longitude 119 07' 0" West on NTS map sheet 82E/3E:

Claim Name	Tenure Number	Number of Units	Expiry Date
Hap 1	320128	1	2003-10-15
Hap 2	320129	1	2003-10-15
Hap 3	320130	1	2003-10-15
Hap 4	320131	1	2003-10-15
Hap 5	320132	1	2003-10-15
Rock 1	317602	1	2003-10-15
Rock 2	317603	1	2003-10-15
Rock 3	317604	1	2003-10-15
Rock 4	317605	1	2003-10-15
Rock 5	317606	1	2003-10-15
Ket 4	390215	1	2003-10-15
Ket 5	390216	1	2003-10-15
Total		**12 units**	

AREA OF INTEREST

In addition to the Claims listed above, any mineral claims acquired by MacLean or any parties to the agreements referred to in Schedule A, which are within 500 meters of any claim listed above while this Option Agreement is in force, then such mineral claims or interest shall forthwith become part of this Agreement and be subject to the terms hereof.

THIS EXTENSION AGREEMENT made as of the 29th day of November 2003

BETWEEN:

    Byard MacLean, a businessman having an office at 1274
    West Pender Street, Vancouver, British Columbia, V6E
    2S8

    (hereinafter referred to as "MacLean")

                     OF THE FIRST PART

AND:

    Zena Capital Corp. and it's wholly owned subsidiary Rock
    Creek Minerals Ltd. having offices at #604 – 750 West
    Pender St., Vancouver, British Columbia V6C 2T7

    (hereinafter collectively referred to as "the Company")

                   OF THE SECOND PART

WHEREAS:

A. The parties have executed an Option Agreement dated September 24, 2003 which was effective and binding on the parties hereto once signed by the parties subject only to the approval of all regulatory bodies having jurisdiction in connection with this Agreement and the Claims, including the Exchange and the British Columbia Securities Commission being received on or before November 30, 2003.

B. The Company wishes to extend the date for final approval of all regulatory bodies having jurisdiction in connection with this Agreement and the Claims, including the Exchange and the British Columbia Securities Commission being received from November 30, 2003 to February 9th, 2004.

C. MacLean wishes to expedite the development of the Claims during the period of the extension and is willing to rebate a portion of the development expense funded by the Company should the contemplated final approval not be forthcoming.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT for and in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

1.0 The parties agree to extend the final approval date described in Section 14 of the Option Agreement from November 30th, 2003 to February 9th, 2004 in consideration of the following:

2.0   The Operator shall continue with the Geochemical Surveys component of Phase II as described on page 10 the Business Plan excerpted below:

Operating Cost – Ore Development			
Exploration on other Targets	Geochemical Surveys (5)	$10,000	
	Trenching	$5,000	
	Drilling	$25,000	$40,000
	Reporting		$7,000
			$47,000

3.0   The Operator shall continue with all normal planning and marketing activities approved by the Management Committee associated with Phase II Test Mining that would normally be performed should the required regulatory approval have been obtained.

4.0   In the event that regulatory approval is not received by February 9th, 2004 then MacLean shall refund 100% of the funds expended by Zena in excess of the $1,000 per month retainer after November 24, 2003 from the first proceeds of third party funding arranged.

IN WITNESS WHEREOF this Agreement was executed by the parties as of the date and year first above written.

ZENA CAPITAL CORP.

Terry Amisano, President
Per

_____

ROCK CREEK MINERALS LTD.

Kevin Hanson, Director
Per

_____

MACLEAN

Byard MacLean
Per

_____

ADDENDUM TO OPTION AGREEMENT

The Option Agreement ("Agreement") made on the 24th day of September 2003 between Byard MacLean ("MacLean") and Zena Capital Corp and its wholly owned subsidiary Rock Creek Minerals Ltd ("the Company") is hereby amended and agreed to by both parties as follows;

MacLean and Zena, both agree that referral to Appendix B throughout the agreement correctly refers to the upper limit total cost estimates in Phase I, II, and III, but it is agreed that the individual costs throughout Appendix B may vary and in some cases be eliminated entirely while new costs could be added. Therefore it is agreed to grant the Management Committee authority to manage individual costs provided that total cost of project is consistent with the terms of the Agreement and any relative extensions of the Agreement.

IN WITNESS WHEREOF this Addendum To Option Agreement was executed in Vancouver, British Columbia on _____ , 2004

ZENA CAPITAL CORP

Terry Amisano, President
per

ROCK CREEK MINERALS LTD.

Kevin Hanson
Per

MACLEAN

Byard MacLean
per

MEMORANDUM

TO: Byard MacLean

FROM: Zena Capital Corp.

DATE: April 7, 2004

SUBJECT: Operator compensation

Zena is pleased to confirm that to avoid any future confusion regarding the above captioned, as outlined in the Option Agreement (Section 10.1, 10.2, 10.3) we agree with the Management Committee and that prior to the date the Management Committee elects to accept a Production Notice you as Operator will be paid a total of $5000 per month paid semi-monthly plus any company related out of pocket receipted expenses paid monthly. If expenses are to exceed $ 1000.00 per month please have pre approved by the Management Committee.

Also we confirm your discussion with Kevin Hanson that the company has granted you 50,000 options as per 10.6 of the Option Agreement.

Please sign the attached and return a copy for our records.

Kevin Hanson, Director

Accepted <u>April 7 , 2004</u>

Byard MacLean

Exhibit 12.1

I, <u>Terry Amisano</u>, Chief Executive Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-F of <u>Zena Capital Copr.;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>June 29, 2004</u>

<u>Terry Amisano</u>
Chief Executive Officer

Exhibit 12.2

I, <u>Roy Brown</u>, Chief Financial Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-F of <u>Zena Capital Copr.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>June 29, 2004</u>

<u>Roy Brown</u>
Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Zena Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Terry Amisano, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Terry Amisano
Terry Amisano, President/CEO/Director

Date: June 29, 2004

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Zena Capital Corp., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Roy Brown, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Roy Brown
Roy Brown, Chief Financial Officer

Date: June 29, 2004



MORGAN & COMPANY
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our Auditors' Report, dated May 11, 2004, on the financial statements of Zena Capital Corp. for the years ended December 31, 2003 and 2002 in the Company's Report on Form 20-FR. We also consent to application of such report to the financial information in the Report on Form 20-FR, when such financial information is read in conjunction with the financial statements referred to in our report.

Vancouver, Canada	"Morgan & Company"
June 29, 2004	Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

ZENA CAPITAL CORP.

**Annual General Meeting of Members
to be held on June 24, 2004**

**Notice of Annual General Meeting
and
Information Circular**

May 6, 2004

ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

NOTICE OF GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Zena Capital Corp. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, June 24, 2004 at 2:00 p.m. At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2003 together with the auditor's report thereon and consider resolutions to:

1. fix the number of directors of the Company for the ensuing year at three;

2. elect directors for the ensuing year;

3. appoint Morgan & Company, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4. to confirm the Company's stock option plan, as more particularly set out in the section of the Information Circular headed "Other Matters to be Acted Upon – Confirming Stock Option Plan"; and

5. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Monday, June 21, 2004 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Thursday, May 6, 2004 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia the 6th day of May, 2004.

ON BEHALF OF THE BOARD

(signed) *"Terry M. Amisano"*

President and Chief Executive Officer

ZENA CAPITAL CORP.
Suite 604, 750 West Pender Street
Vancouver, B.C.
V6C 2T7

INFORMATION CIRCULAR
(as at May 6, 2004 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Zena Capital Corp. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, June 24, 2004 (the "Meeting"), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. **A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided.** The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business (Vancouver, British Columbia time) on Monday, June 21, 2004.

A proxy may be revoked by:

(a)   signing a proxy with a later date and delivering it at the time and place noted above;

(b)   signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c)   attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)   more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above proxy forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company's authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value of which 5,000,833 common shares are issued and outstanding and no preferred shares are issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at Thursday, May 6, 2004 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.[1]	1,368,500	27.4%
Kevin Roger Hanson	786,111	15.7%
Terry Michael Amisano	786,111	15.7%
Greg Burnett	561,111	11.2%
Alan Crawford	561,111	11.2%

Note:

(1) The beneficial owners of shares held by depositories are not known to the directors or officers of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meetings. Each of the directors are deemed to have resigned their current positions as such at the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present [1]
TERRY M. AMISANO[2] Surrey, B.C. *President, Chief Executive Officer and Director*	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	786,111
KEVIN R. HANSON[2][3] North Vancouver, B.C. *Director*	Chartered Accountant and partner at Amisano Hanson, Chartered Accountants	February 8, 2000	786,111
ALAN CRAWFORD [2] Vancouver, B.C. *Director*	Managing Director of Techven Finance Corp., a management company providing finance and consulting services to public companies	February 14, 2003	561,111

Note:

(1)   The information as to common shares beneficially owned or controlled has been provided by the nominees themselves. Certain of these shares are subject to escrow restrictions.

(2)   Member of the Company's audit committee.

(3)   Kevin Hanson served as the sole director, President and Secretary of the Company's wholly owned private subsidiary, Rock Creek Minerals Ltd. from March 5, 2003 to April 14, 2004.

No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There are presently two Executive Officers of the Company namely, Terry M. Amisano (President and Chief Executive Officer) and Roy Brown (Chief Financial Officer and Secretary). "Executive Officer" means the president, a vice president in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any subsidiary who performed a policy making function in respect of the Company or its subsidiary, any chairman and any vice chairman of the board of directors of the Company if that person performing the functions of that office on a full-time basis. Brian Hanson was an Executive Officer of the Company during its last completed financial year as a result of then being the Company's Chief Financial Officer and Secretary (he resigned as such on April 21, 2004). Kevin Hanson, a director of the Company, was an Executive Officer during 2003 as a result of being the

President and Secretary of the Company's wholly-owned subsidiary, Rock Creek Minerals Ltd., and performing a policy making function with the Company as a result of being a director of the Company.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officers:

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)[1]	Shares or Units Subject to Resale restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Terry M Amisano, President and Chief Executive Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil[3] Nil Nil
Brian Hanson[4] Chief Financial Officer and Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kevin Hanson[2] President and Secretary of Rock Creek Minerals Ltd.	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil[3]

Note:

(1) On March 16, 2000 the Company granted incentive stock options which are exercisable until April 9, 2006 at $0.15 per share (5 years from the date of listing the shares on the TSX Venture Exchange Inc.). As no SARs have been granted, all references are to incentive stock options.

(2) Kevin Hanson was appointed the President and Secretary of Rock Creek Minerals Ltd., the Company's wholly-owned private subsidiary, on March 5, 2003 and resigned as such on April 14, 2004.

(3) During the Company's fiscal year ending December 31, 2003 the Company paid Amisano Hanson, Chartered Accountants, in which Terry Amisano and Kevin Hanson are partners, fees totalling $8,429.00 for accounting services rendered to the Company during the year. The 2002 fees paid by the Company to Amisano Hanson totalled $12,215.00 and in 2001 such fees totalled $5,800.00.

(4) Brian Hanson resigned as Secretary and Chief Financial Officer on April 21, 2004 and was replaced by Roy Brown.

Options and Stock Appreciation Rights (SARs)

The Company has no outstanding stock appreciation rights.

The Company has implemented a stock option plan dated June 30, 2003. Under the Plan, the Board of Directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company and its subsidiary entitling them to purchase common shares. The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, senior officers, employees and consultants, to reward directors, employees and consultants for their contribution toward the long term goals of the Company and to enable and encourage such persons to acquire common shares as long term investments. The stock option plan is administered by the Company's Secretary at the direction of the board of directors.

The Company did not grant incentive stock options to Executive Officers during the Company's most recently completed financial year.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed financial year by each of the Executive Officers and the financial year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2003		Value of Unexercised in-the-Money Options/SARs at December 31, 2003[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable[3] ($)	Unexercisable ($)
Terry M. Amisano, President and Chief Executive Officer	Nil	Nil	131,250	Nil	$19,687.50	Nil
Brian Hanson, Chief Financial Officer and Secretary	Nil	Nil	10,000	Nil	$1,500	Nil
Kevin Hanson, President and Secretary of Rock Creek Minerals Ltd.	Nil	Nil	131,250	Nil	$19,687.50	Nil

Note:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) Prior to December 31, 2003, the Company's shares lasted traded on February 25, 2003 at a price of $0.30. There was no closing price for the Company's shares on the Exchange on December 31, 2003 as the Company's shares were suspended for the Company failing to complete a qualifying transaction within 18 months of listing. .

(3) Each of the options is exercisable for a price of $0.15 per share.

Option and SAR Repricings

None of the options or SARs held by any Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Compensation of Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company did not grant incentive stock options to directors, officers or employees of the Company during the Company's most recently completed financial year. During the Company's most recently completed financial year the Company paid Amisano Hanson, Chartered Accountants (of which Terry Amisano and Kevin Hanson, two directors of the Company, are partners) $18,000 (plus applicable taxes) for office rent and supplies and $8,459.00 (plus applicable taxes) for accounting services.

Termination of Employment, Change in Responsibilities and Employment Contracts

Neither the Company nor its subsidiary has any compensatory plan or arrangement in respect of compensation received or that may be received by the Executive Officers in the event of the termination of employment or in the event of a change in control of the Company or its subsidiary or change in the responsibilities of any of the Executive Officers. Neither the Company nor its subsidiary has any formal employment contracts with its Executive Officers.

Compensation Committee and Report on Executive Compensation

The Company has no compensation committee of its Board of Directors as the Company does not currently compensate its directors for acting as such in respect of the Company or its subsidiary other than through the allocation of stock options. Stock options are allocated on the basis of an individual's performance, level or expertise, responsibilities and length of service to the Company or its subsidiary.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiary since the beginning of the last completed financial year of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER (1) SECURITIES PURCHASED AND (2) OTHER PROGRAMS.

None of the directors, the proposed nominees for election as directors, Executive Officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiary in respect of any securities purchase program or any other form of program since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company or the Company's subsidiary at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the

Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiary.

INTEREST OF CERTAIN PERSONS OR
COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. Each of the directors and officers of the Company have an interest in the proposed resolution to obtain shareholder confirmation to the Company's current Stock Option Plan as a result of each being eligible for further options pursuant to the terms of the Plan (in addition to the options each currently holds under the Plan).

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiary which are to any substantial degree performed by a person or company other than the directors or officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiary.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Morgan & Company, Chartered Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Morgan & Company, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. Morgan & Company, Chartered Accountants, were first appointed as auditor of the Company on August 3, 2000.

Audit Committee

In accordance with the *Business Corporations Act* (British Columbia), the Company is required to have an audit committee comprised of at least three directors, a majority of whom must not officers or employees of the Company or an affiliate of the Company. The Company's current audit committee consists of:

Name	Present Office
Terry M. Amisano	Director, President and Chief Executive Officer
Kevin R. Hanson	Director
Alan Crawford	Director

OTHER MATTERS TO BE ACTED UPON

Confirmation of Approval of Stock Option Plan

Shareholders are being asked to confirm the approval of the Company's Stock Option Plan which was initially approved by the shareholders of the Company at the meeting of shareholders held on June 30, 2003. The Stock Option Plan has also been approved by the directors of the Company and the TSX Venture Exchange (the "Exchange"). There have been no changes to the Stock Option Plan since it was adopted and approved by the shareholders. The purpose of the Stock Option Plan is described in the section "Executive Compensation – Options and Stock Appreciation Rights (SARS)" of this Circular.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1. The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or any consultant which in any one year will exceed 2% of the issued and outstanding shares of the Company or in any one year period to those persons employed by the Company who perform investor relations services which will, when exercised, in aggregate, exceed 2% of the issued and outstanding shares of the Company.

3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan. Options granted to an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be so employed.

5. The options may be subject to such vesting schedule over time as the board of directors may, in their discretion, implement or as may be required by the Exchange.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

"IT IS RESOLVED THAT approval of the Company's Stock Option Plan is hereby confirmed."

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Additional Information

Additional information concerning the Company and its subsidiary may be found on SEDAR at www.sedar.com. Security holders may contact the Company to request copies of the Company's financial statements to December 31, 2003 and Management's Discussion and Analysis for the Company's most recently completed financial year by contacting Kevin Hanson at Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, telephone: 604-689-0188; e-mail: khanson@amisanohanson.com.

Financial information concerning the Company is provided in the Company's comparative financial statements and management discussion and analysis for the Company's most recently completed financial year ended December 31, 2003.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 6th day of May, 2004.

ON BEHALF OF THE BOARD

(signed) *"Terry M. Amisano"*

President and Chief Executive Officer

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 6th day of May, 2004.

(signed) *"Terry M. Amisano"*	(signed) *"Roy Brown"*
Terry M. Amisano	Roy Brown
President & Chief Executive Officer	Secretary and Chief Financial Officer